SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

Item

1.	Consolidated Financial Statements as of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010

$ : Argentine peso

US$ : US dollar

$4.205 = US$1 as of September 30, 2011

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010

(In millions of Argentine pesos—see Note 3.c)

	As of September 30, 2011 (unaudited)	As of December 31,2010
ASSETS
Current Assets
Cash and banks	$89	$119
Investments	2,082	1,268
Accounts receivable, net	1,518	1,449
Other receivables, net	246	334
Inventories, net	551	437
Other assets, net	4	7

Total current assets	4,490	3,614

Non-Current Assets
Accounts receivable, net	27	—
Other receivables, net	105	98
Investments	1	1
Fixed assets, net	7,778	7,479
Intangible assets, net	758	769
Other assets, net	3	3

Total non-current assets	8,672	8,350

TOTAL ASSETS	$13,162	$11,964

LIABILITIES
Current Liabilities
Accounts payable	$2,982	$2,908
Debt	18	42
Salaries and social security payable	461	390
Taxes payable	958	1,022
Other liabilities	77	54
Contingencies	121	64

Total current liabilities	4,617	4,480

Non-Current Liabilities
Accounts payable	5	—
Debt	128	121
Salaries and social security payable	134	110
Taxes payable	21	154
Other liabilities	204	200
Contingencies	698	536

Total non-current liabilities	1,190	1,121

TOTAL LIABILITIES	$5,807	$5,601

Noncontrolling interest	168	126
SHAREHOLDERS’ EQUITY	$7,187	$6,237

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$13,162	$11,964

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2011 and 2010

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	00000000000	00000000000
	For the nine-month periods ended September 30,
	2011	2010
Net sales	$13,386	$10,484
Cost of services	(6,468)	(5,296)

Gross profit	6,918	5,188
General and administrative expenses	(481)	(365)
Selling expenses	(3,373)	(2,501)

Operating income	3,064	2,322
Financial results, net	110	(44)
Other expenses, net	(352)	(208)

Net income before income tax and noncontrolling interest	2,822	2,070
Income tax expense, net	(985)	(754)
Noncontrolling interest	(19)	(7)

Net income	$1,818	$1,309

Net income per share	$1.85	$1.33

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2011 and 2010

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions (Note 9.a)			Unappropriated earnings (Note 9.b)
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Other reserves	Accumulated earnings	Total	Total Shareholders’ equity
Balances as of January 1, 2010	$984	2,688	3,672	—	106	1,658	1,764	$5,436
As approved by the Shareholders’ Ordinary and Extraordinary Meeting held on April 28, 2010:	—	—	—
– Legal Reserve				360	—	(360)	—	—
– Cash dividends ($1.07 per share)				—	—	(1,053)	(1,053)	(1,053)
– Note 6
Net income for the period	—	—	—	—	—	1,309	1,309	1,309

Balances as of September 30, 2010	$984	2,688	3,672	360	(i) 106	1,554	2,020	$5,692

Balances as of January 1, 2011	984	2,688	3,672	360	(i) 139	2,066	2,565	6,237
As approved by the Shareholders’ Ordinary and Extraordinary Meeting held on April 7, 2011:	—	—	—
– Legal Reserve				91	—	(91)	—	—
– Cash dividends ($0.93 per share)				—	—	(915)	(915)	(915)
– Note 6
Foreign currency translation adjustments (i)	—	—	—	—	47	—	47	47
Net income for the period	—	—	—	—	—	1,818	1,818	1,818

Balances as of September 30, 2011	$984	2,688	3,672	451	(i) 186	2,878	3,515	$7,187

(i)	Corresponds to foreign currency translation adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2011 and 2010

(In millions of Argentine pesos—see Note 3.c)

	For the nine-month periods ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$1,818	$1,309
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	143	116
Depreciation of fixed assets	1,135	946
Amortization of intangible assets	13	14
Consumption of materials	97	83
Gain on sale/disposal of fixed assets and other assets	(15)	(3)
Provision for lawsuits and contingencies	256	135
Holdings losses on inventories	11	4
Interest and other financial losses on loans	8	126
Income tax	(63)	(65)
Noncontrolling interest	19	7
Net increase in assets	(405)	(359)
Net increase in liabilities	329	242

Total cash flows provided by operating activities	3,346	2,555

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,626)	(1,351)
Intangible asset acquisitions	(7)	(16)
Proceeds for the sale of fixed assets and other assets	25	8
Investments not considered as cash and cash equivalents	(434)	15

Total cash flows used in investing activities	(2,042)	(1,344)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	79	128
Payment of debt	(121)	(126)
Payment of interest and debt-related expenses	(10)	(40)
Cash dividends paid	(915)	(689)

Total cash flows used in financing activities	(967)	(727)

INCREASE IN CASH AND CASH EQUIVALENTS	337	484
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,385	1,273

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,722	$1,757

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1.    The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunication services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

Entities included in consolidation and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
Micro Sistemas Sociedad Anónima (“Micro Sistemas”) (ii)	99.99%		12.31.97
Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09
Núcleo S.A. (“Núcleo”) (iii)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entity at September 30, 2011 and 2010.

(iii)	Noncontrolling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

2.    Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(b)	Licenses granted as of September 30, 2011

As of September 30, 2011, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of September 30, 2011, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services in the northern region of Argentina, data transmission and value added services throughout the country, mobile radio communication services in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Auction to reassign frequency bands

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The total spectrum to be auctioned in each region is: 30 MHz. in Region I (“North”); 37.5 in Region II (“Amba”) and 35 MHz in Region III (“South”).

Personal will participate in the spectrum auction and expects to acquire additional spectrum to complete its “Spectrum cap” along throughout Argentina. Because of the limitations of its own spectrum, Personal can expect to acquire, respectively, up to 5 MHz in the first Region, up to 7.5 MHz in the second and up to 10 MHz in the third.

As of the date of issuance of these consolidated financial statements, the SC has postponed the auction for March 16, 2012.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	the Company’s bankruptcy.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.    Regulatory framework (continued)

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal;

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•	repeated interruptions of the services;

•	any voluntary insolvency proceedings or bankruptcy of Núcleo;

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the service mandatory, habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having the Company fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through SC Resolution No. 98/2010, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

The implementation timetable was approved by Resolutions No. 8/2011 and 3/2011 jointly issued by the SC and the Ministry of Domestic Trade and defined December 2011 as the ongoing date for the NP.

The resolution also provides for the creation of a Portability Committee, which has already been formed with representatives of mobile operators and, among other responsibilities, is in charge of coordinating and supervising the NP’s implementation process and functioning, reporting to the SC about fulfillment of the objectives included in the timetable, defining the NP’s technical and operative procedures and specifications, and preparing the Bidding Specifications for the hiring of the Database Administrator, being all of the above subject to the SC’s approval.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

In fulfilling its responsibilities, the Portability Committee sent earlier this year for SC approval, the agreed Portability processes and specification of the Database Administrator.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On July 7, 2011, the Portability Committee convened companies with extensive international experience to participate in the private tender for the selection of the Database Administrator, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A. (hereinafter “the Administrator of the Portability”).

Having reported the proceedings to the SC, on October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized.

•	Universal Service Regulation (“RGSU”)

The RGSU required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

The Decree requires Telecom Argentina and Telefónica de Argentina S.A. (“Telefónica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and has begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1st, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and will be implemented through the use of the FFSU resources. At the date of issuance of these financial consolidated statements, it has been conducted the first auction of the “Internet for educational institutions” program and it is developing the bidding of the “Internet for public libraries” program.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/2008. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program.” The resolution provides that telecommunications services providers may affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $992 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” do not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions into an account held under their name at the Banco de la Nación Argentina. As of December 31, 2010 these contributions amounted to $112 and were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account for the FFSU, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. At the date of issuance of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

In June 2011, under the provisions of SC Resolution No. 88/09, Personal submitted to the SC a new SU project for the rendering of basic telephone services, Broadband Internet access and mobile services in almost 150 cities included under the scope of this resolution. This project, in addition with the ones submitted by other service providers, will cause the SC to order to the SU Technical Committee the completion of a new tender.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.    Regulatory framework (continued)

(e) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

At September 30, 2011, the Company has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At September 30, 2011, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(f) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (e) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.e – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (g) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of September 30, 2011 and December 31, 2010, the Company recorded as “Other receivable” a total of $23.

(g) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L. have timely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

(h) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3.     Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT 27 which provides for amendments to the existing RT for those companies not adopting IFRS.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including Telecom Argentina and Personal. RT 26 adopts IFRS as issued by the IASB. On December 3, 2010, RT 26 was modified through RT 29, with the aim to align the dates of adoption established by the professional standards with those established by RG 562/09.

Additionally, RT 29 contemplates the optional implementation of IFRS for SMEs for entities that, unlike the Company, are not required to adopt IFRS. Therefore, Argentine companies not included in the scope of RG 562/09 may, at their discretion, continue applying existing accounting standards (Argentine GAAP), to apply IFRS or to apply the IFRS for SMEs for the preparation of their financial statements. At the date of issuance of these consolidated financial statements, those companies’ Regulatory Bodies have not yet adopted RT 29.

Additional information is given in Note 14.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the nine-month period ended September 30, 2011, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	13,162	13,130	(32)
Total liabilities	5,807	5,795	(12)
Noncontrolling interest	168	168	—
Shareholders’ equity	7,187	7,167	(20)
Net income	1,818	1,820	2

(*)	As required by CNV resolution.

(**)	As required by Argentine GAAP.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

(d) Interim financial information

The accompanying September 30, 2011 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2011 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 4,047,000 (unaudited) at September 30, 2011, and 3,998,000 (unaudited) at September 30, 2010 and mobile customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 5,835,000 (unaudited) at September 30, 2011, and 4,993,000 (unaudited) at September 30, 2010.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net income per common share by dividing net income for the year by the weighted average number of common shares outstanding.

4.     Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Other reserves”, a separate caption in the equity section.

(b) Revenue recognition

Revenues from equipment sales and services are disclosed, if applicable, net of discounts and bonuses granted to customers. Claims made by customers that the Management of the Company will probably rule in their favor are also deducted from sales. Actual results could differ from those estimates.

The Company’s principal sources of revenues by reportable segments are:

Fixed Telephony

- National fixed telephony

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Rehabilitation fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a rehabilitation fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Rehabilitation revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

- International long-distance services

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Mobile Services

The Company provides mobile services throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of mobile handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of mobile handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No. 398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $39 as of September 30, 2011 and $47 as of December 31, 2010, both in the Fixed Telephony segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.g, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall mobile business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of September 30, 2011. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Mobile network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- PCS license (Argentina)

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

Renovation costs are being amortized in 5 years.

- Internet and data transmission in Paraguay license

Núcleo’s license is amortized over 5 years through fiscal year 2016.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

- Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs were totally amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

The Company recognizes severance indemnities as expense when it is demonstrably committed to a termination through a detailed formal plan to terminate the employment of current employees without possibility of withdrawal or through voluntary redundancy agreements.

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(o) Taxes payable

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company. It’s also subject to other taxes over their activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company are the following:

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 14.75%). When dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates were approximately 4% for the nine-month periods ended September 30, 2011 and 2010, respectively.

- Other taxes

Since the beginning of 2001, telecommunication services companies have been required to pay a SU tax to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues (See Note 2.d)).

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. Telecom Group has the right to transfer this tax to its customers but this is not always possible. Such cost is included in the item line “Cost of equipments and handsets”

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

•	Legal fee

Pursuant to Law No. 26,476—Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(q) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(r) Derivatives

The Company adopts the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (under “Other reserves”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

During fiscal year 2010, the Telecom Group had entered into several agreements to purchase foreign currency for Notes and accounts payable, which were accounted for following the criteria described above. At September 30, 2011, the Telecom Group has no derivative.

The Company does not enter into derivative agreements for speculative purposes.

(s) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option) recorded as a liability.

At September 30, 2011 the Telecom Group holds capital leases which represent current liabilities in the amount of $5 and non-current liabilities in the amount of $5, maturing in fiscal years 2011 and 2012. A summary by major class of fixed assets covered by capital leases at September 30, 2011 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	17	2 years	3 years
Accumulated depreciation	(5)

Net value	12

(t) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2011 and 2010 are shown in Note 15.h. under the caption “Advertising”.

5.    Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of September 30, 2011	As of December 31, 2010
Cash	$9	$8
Banks	80	111

	$89	$119

(b) Investments

Investments consist of the following:

	As of September 30, 2011	As of December 31, 2010
Current
Time deposits (Note 15.d)	$2,047	$1,266
Mutual funds (Note 15.c)	34	—
Government bonds (Note 15.c)	1	2

	$2,082	$1,268

Non current
2003 Telecommunications Fund	1	1

	$1	$1

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.    Breakdown of the main accounts (continued)

(c) Accounts receivable

Accounts receivable consist of the following:

	000000000	000000000
	As of September 30, 2011	As of December 31, 2010
Current
Fixed telephony	$682	$629
Mobile (i)	991	958
Related parties (Note 7.d)	9	13

Subtotal	1,682	1,600
Allowance for doubtful accounts (Note 15.e)	(164)	(151)

	$1,518	$1,449

Non current
Fixed telephony	27	—

	$27	$—

(i)	Includes $36 as of September 30, 2011 and $26 as of December 31, 2010 corresponding to Núcleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	00000000	00000000
	As of September 30, 2011	As of December 31, 2010
Current
Prepaid expenses	$151	$124
SU credits (Note 2.d)	—	112
Tax credits	42	54
Restricted funds	12	15
Other	53	42

Subtotal	258	347
Allowance for doubtful accounts (Note 15.e)	(12)	(13)

	$246	$334

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and h)	$90	$90
Prepaid expenses	68	53
Restricted funds	24	31
Credit on minimum presumed income tax	5	6
Other tax credits	17	17
Direct parent company (Note 7.d)	1	—
Other	7	8

Subtotal	212	205
Regulatory contingencies (Notes 2 g and h and 15.e)	(90)	(90)
Allowance for doubtful accounts (Note 15.e)	(17)	(17)

	$105	$98

(e) Inventories

Inventories consist of the following:

	As of September 30, 2011	As of December 31, 2010
Mobile handsets and equipment (Note 15.f)	$578	$458
Allowance for obsolescence (Note 15.e)	(27)	(21)

	$551	$437

(f) Other assets

Other assets consist of the following:

	As of September 30, 2011	As of December 31, 2010
Current
Fixed assets held for sale	$5	$8
Allowance for other assets (Note 15.e)	(1)	(1)

	$4	$7

Non current
Fixed assets held for sale	$5	$5
Allowance for other assets (Note 15.e)	(2)	(2)

	$3	$3

(g) Fixed assets

Fixed assets consist of the following:

	000000	000000
	As of September 30, 2011	As of December 31, 2010
Non current
Net carrying value (Note 15.a)	$7,795	$7,498
Write-off of materials (Note 15.e)	(17)	(19)

	$7,778	$7,479

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.    Breakdown of the main accounts (continued)

(h) Accounts payable

Accounts payable consist of the following:

	As of September 30, 2011	As of December 31, 2010
Current
Fixed assets suppliers	$972	$1,261
Other assets and services suppliers	950	846
Inventories suppliers	675	450

Subtotal	2,597	2,557
Deferred revenues	256	172
Related parties (Note 7.d)	94	110
Agent commissions	24	58
SU reimbursement (Note 2.d)	11	11

	$2,982	$2,908

Non current
Fixed assets suppliers	$5	$—

	$5	$—

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of September 30, 2011	As of December 31, 2010
Current
Vacation and bonuses	$323	$261
Social security payable	80	83
Termination benefits	58	46

	$461	$390

Non current

Termination benefits	$134	$110

(j) Taxes payable

Taxes payable consist of the following:

	As of September 30, 2011	As of December 31, 2010
Current
Income tax, net (Note 10)	$560	$491
VAT, net	133	126
Tax on SU (Note 2.d)	81	206
Turnover tax	33	40
Tax withholdings	51	69
Internal taxes	43	40
Regulatory fees	35	31
Municipal taxes	11	8
Retention Decree No. 583/10 ENARD	6	5
Other	5	6

	$958	$1,022

Non current (Note 10)
Deferred tax liabilities	$7	$140
Law No. 26,476 Tax Regularization Regime	14	14

	$21	$154

(k) Other liabilities

Other liabilities consist of the following:

	As of September 30, 2011	As of December 31, 2010
Current
Deferred revenue on sale of capacity and related services	$14	$14
Customer loyalty programs	14	8
Guarantees received	16	9
Legal fee	9	—
Court fee	3	3
Other	21	20

	$77	$54

Non current
Deferred revenue on sale of capacity and related services	$111	$112
Asset retirement obligations	50	45
Retirement benefits	27	22
Legal fee	3	11
Court fee	4	6
Customer loyalty programs	3	2
Other	6	2

	$204	$200

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.    Breakdown of the main accounts (continued)

(l) Net sales

Net sales consist of the following:

	$00,000.00	$00,000.00
	Nine-month periods ended September 30,
	2011	2010
Voice	$2,348	$2,167
Internet	1,274	998
Data	299	236

Fixed telephony	3,921	3,401

Prepaid and post-paid	2,661	2,291
Value added services	3,720	2,359
Roaming, TLRD and CPP	1,370	1,258
Sale of handsets	1,039	721
Other	153	119

Mobile services in Argentina	8,943	6,748

Prepaid and post-paid	205	141
Value added services	223	125
Roaming, TLRD and CPP	47	40
Sale of handsets	19	4
Internet—Wimax	14	12
Other	14	13

Mobile services in Paraguay	522	335

Total net sales	$13,386	$10,484

(m) Financial results, net

Financial results, net consist of the following:

	$0,00.00	$0,00.00
	Nine-month periods ended September 30,
	2011	2010
Generated by assets
Interest income	$139	112
Interest income – related parties (Note 7.d)	2	2
Foreign currency exchange gain	44	28
Holding loss on inventories (Note 15.f)	(11)	(4)
Other	1	(1)

Total generated by assets	$175	137

Generated by liabilities

Interest expense	$(16)	(61)
Loss on discounting of taxes payables and other liabilities	(5)	(3)
Foreign currency exchange loss	(48)	(62)
Loss on derivatives	—	(42)
Loss on derivatives – related parties (Note 7.d)	—	(10)
Loss on purchase of Notes	—	(2)
Other	4	(1)

Total generated by liabilities	$(65)	(181)

	$110	(44)

(n) Other expenses, net

Other expenses, net consist of the following:

	$00,00.00	$00,00.00
	Nine-month periods ended September 30,
	2011	2010
Provision for contingencies (Note 15.e)	$(230)	(135)
Severance payments and termination benefits	(113)	(61)
Provision for regulatory contingencies (Note 15.e)	(26)	(11)
Allowance for obsolescence of inventories (Note 15.e)	(16)	(25)
Allowance for doubtful accounts and other assets		4
Allowance for obsolescence of materials (Note 15.e)	(2)	3
Gain on sale of fixed assets and other assets	15	3
Other, net	20	14

	$(352)	(208)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6.    Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2011	2010	2010	2009
Cash and banks	$89	63	$119	$62
Current investments	2,082	1,695	1,268	1,227

Total as per balance sheet	$2,171	1,758	$1,387	$1,289
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	(448)	—	—	—
- Related parties	—	—	—	(16)
- Government bonds	(1)	(1)	(2)	—

Total cash and cash equivalents as shown in the statement of cash flows	$1,722	1,757	$1,385	$1,273

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Nine-month periods ended September 30,
	2011	2010
Foreign currency exchange gain on cash and cash equivalents	$21	20
Interest income generated by current investments	91	70
Interest income generated by accounts receivable	50	43
Payment on swap settlement (Personal)	—	(4)

Subtotal (originated in financial transactions)	162	129
Income tax paid	(1,048)	(819)
Other cash flows provided by operating activities, net	4,232	3,245

Total cash flows provided by operating activities	$3,346	2,555

Income taxes eliminated from operating activities components:

	Nine-month periods ended September 30,
	2011	2010
Reversal of income tax included in the statement of income	$985	$754
Income taxes paid (includes payments in advance)	(1,048)	(819)

Total income taxes eliminated from operating activities	$(63)	$(65)

Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2011	2010
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(14)	1
Trade accounts receivable	(216)	(138)
Other receivables	(33)	(78)
Inventories	(143)	(144)
Other assets	1	—

	$(405)	(359)

Net (decrease) increase in liabilities
Accounts payable	$271	$116
Salaries and social benefits payable	95	40
Taxes payable	(13)	102
Other liabilities	27	(1)
Contingencies	(51)	(15)

	$329	$242

•	Main non-cash operating transactions:

	Nine-month periods ended September 30,
	2011	2010
SU receivables offset with taxes payable	$112	$—
Government bonds	—	2
Dividends payable	—	364
Foreign currency translation adjustments in assets	125	—
Foreign currency translation adjustments in liabilities	55	—

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6.	Supplementary cash flow information (continued)

•	Most significant investing activities:

Fixed assets acquisitions include:

	00000000	00000000
	Nine-month periods ended September 30,
	2011	2010
Acquisition of fixed assets (Note 15.a)	$(1,420)	(1,175)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(1,033)	(875)
Less:
Acquisition of fixed assets through incurrence of accounts payable	824	696
Mobile handsets lent to customers at no cost (i)	3	3

	$(1,626)	$(1,351)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	000000	000000
	Nine-month periods ended September 30,
	2011	2010
Acquisition of intangible assets (Note 15.b)	(1)	—
Plus:
Cancellation of accounts payable used in prior years acquisitions	(6)	(16)

	$(7)	$(16)

The following table presents the cash flows from investments not considered as cash equivalents in the statement of cash flows:

	000000000	000000000
	Nine-month periods ended September 30,
	2011	2010
Collection of time deposits with maturities of more than 3 months	(434)	—
Loan to Nortel	—	15

Total cash flows from investments not considered as cash equivalents	$(434)	$15

•	Financing activities components:

	000000000	000000000
	Nine-month periods ended September 30,
	2011	2010
Bank overdrafts	$79	$44
Bank loans	—	84

Total debt proceeds	$79	$128

Payment of Notes	$—	$(24)
Payment of bank overdrafts	(89)	(24)
Payment of bank loans	(32)	(78)

Total payment of debt	$(121)	$(126)

Payment of interest on Notes	$—	$(32)
Payment of interest on bank loans	(10)	(8)

Total payment of interest and debt-related expenses	$(10)	$(40)

•	Cash dividends

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share of Telecom Argentina); and the second was paid on December 20, 2010, amounting to $364 (equivalent to $0.37 per share of Telecom Argentina).

7 – Related party transactions

(a) Controlling group

As of September 30, 2011, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

As of September 30, 2011 Nortel’s ordinary shares (74% of the capital stock) were owned by Sofora.

During 2003, a Shareholders’ Agreement between W de Argentina—Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel and Telecom Argentina, including Personal, was executed. On August 5, 2010, such Shareholders’ Agreement was modified as a consequence of the TI-W Commitment assumed by the shareholders of Sofora before the Argentine Antitrust Commission (or the “CNDC”), that introduced, on October 13, 2010, new modifications. Additional information on this New Shareholders’ Agreement can be reviewed at www.cnv.gob.ar (section “Autopista de Información Financiera”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

During the first quarter of 2011, the Telecom Italia Group entered into two share purchase agreements which consist of the following:

1) In January 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the purchase of the 8% of Nortel’s total Class B Preferred Shares (without voting rights).

2) In March 2011, W de Argentina—Inversiones S.L. agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV. Consequently, as of September 30, 2011, 68% of Sofora’s shares are owned by the Telecom Italia Group and 32% by W de Argentina—Inversiones S.L.

As a result, the economic interest of Telecom Italia Group in Telecom Argentina increased from 16.2% to 21.1%.

The transaction abovementioned in 2) does not alter or modify (i) the governance rights of the Telecom Group set forth in the shareholders’ agreement between the Telecom Italia Group and W de Argentina – Inversiones S.L., nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities (see c) below). However, the Telecom Italia Group and W de Argentina—Inversiones S.L. made presentations to the CNDC and the SC in connection with this transaction.

(b) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

However, under FACPCE RT 21, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of issuance of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”)to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities, as explained in paragraph c) immediately below.

(c) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”)”. It must be mentioned that on December 22, 2009, Sintonia S.A. (Benetton) retired from the referred consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. In accordance with the last public statement available as of June 30, 2011, such participation is currently 22.40% of Telecom Italia S.p.A.’s voting shares. After the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom Argentina and its subsidiaries.

The Telco Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Telco Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts.

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina- Inversiones S.L. reached a settlement agreement pursuant to which they agreed, among others, to end all their differences relating to their direct shareholding of Sofora and indirect shareholding of Telecom Argentina and other companies of the Telecom Group, which had been originated as a result of the Telco Transaction having been entered into in Europe and other controversial issues. Pursuant to the above referred settlement agreement, the parties agreed to:

a)	Put an end to all the legal proceedings existing among the parties;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

b)	Amend the 2003 Sofora’s Shareholders Agreement, including, among others, certain measures to guarantee a more efficient corporate governance of the Telecom Group, ensuring, among others, an adequate compliance of the TI-W Commitment. For such purposes a Telecom Argentina and Personal’s Regulatory Compliance Committee will be created and it will exercise its functions for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in our country and maintains any direct or indirect participation in the Telecom Italia Group and hold similar rights to those provided in the Telco Transaction;

c)	Subject to the applicable authorizations, the transfer of 8% of the capital stock of Sofora from W de Argentina –Inversiones S.L. to Telecom Italia International N.V., increasing Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the latter hereinafter referred to as the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. Telco S.p.A, and as parties involved, Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A., submitted before the CNDC a document pursuant to which they assumed a commitment (hereinafter, the “Telco Commitment”) for the purpose of ensuring the separation and independence of the activities in the Argentina telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies in the national market.

In addition, in connection with the file relating to the TI-W Transaction, Sofora’s shareholders submitted before the CNDC a commitment pursuant to which they assumed a number of obligations with respect to the administration and governance of the Telecom Group (hereinafter, the “TI-W Commitment”).

On October 12, 2010, the CNDC issued its Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively, which are available to the public at www.mecon.gov.ar/cndc. In its first Opinion, the CNDC advised –among others- the Secretariat of Economic Policy of the Ministry of Economy and Public Finances (hereinafter, “the Secretariat of Economic Policy”) to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such CNDC Opinion No. 835, and subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the LDC, to the irrevocable and effective fulfilling of the Telco Commitment, with the clarifications and points made in Title XIV of the CNDC Opinion No. 835. In addition, the CNDC made some pro competition recommendations to the SC and to the CNC, which are included like Annex I to such Opinion.

The terms and conditions of the Telco Commitment offered by the above mentioned companies are detailed in Title XIV of the above mentioned Opinion, together with the clarifications and specifications made by the CNDC.

Through its Opinion No. 836, the CNDC advised –among others- to accept the TI-W Commitment, with the clarifications and specifications made in Title V.2 of the same Opinion and to authorize the TI-W Transaction, in the terms of Section 13 paragraph b) of the LDC. The terms and conditions of the TI-W Commitment are described in Title V of Opinion No. 836, together with the observations made by the CNDC.

On October 13, 2010, the Secretariat of Economic Policy issued its Resolution No. 148/10 which, in its operative part, among other issues, decided to subordinate the authorization of the Telco Transaction to “the irrevocable and effective fulfillment of the Telco Commitment offered with the clarifications and specifications made in Title XIV of Opinion CNDC No. 835”. On the same date, the Secretariat of Economic Policy issued its Resolution No. 149/10, in which it accepted the TI-W Commitment and approved the TI-W Transaction in the terms of Section 13 paragraph b) of the LDC.

On the same date, the SC issued its Resolution No. 136/10 which, among other issues, in its operating part authorizes the change of control that happened at Telecom Argentina and Personal as a consequence of the TI-W Transaction. On the same resolution, the legal figure of the Operator included in the List of Conditions, Decree No. 62/90 as amended, was left without effect with respect to Telecom Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

On October 13, 2010, the transfer of 8% of the shares of Sofora in favor of Telecom Italia International N.V. was perfected. Based on information provided by Sofora’s shareholders, such 8% transfer’s consideration was (i) US$ 1 (one US dollar w/o cents) and (ii) the execution of certain agreements dated as of August 5, 2010, between the Telecom Italia Group and the Werthein Group. Thus, the Telecom Italia Group has now reached a participation of 58% of the possible shares and votes in Sofora and W de Argentina –Inversiones S.L. holds the remaining 42% of such possible shares and votes.

On October 26, 2010, Telecom Argentina’s Board of Directors ratified the execution by Telecom Argentina of the Telco Commitment, accepted all the obligations and commitments that Telecom Argentina has assumed in the Telco Commitment, with the clarifications and specifications relating to them, made by the CNDC in Chapter XIV of its Opinion No. 835 dated October 12, 2010, and adopted a number of measures for its effective implementation; including the creation of a Regulatory Compliance Committee. In addition, it accepted Telecom Argentina’s obligations arising from the TI-W Commitment submitted to the CNDC, in the file referring to the TI-W Transaction, with the clarifications and specifications that are referred to them, made by the CNDC in Paragraph V.2 of its Opinion No. 836 dated October 12, 2010, and adopted a series of measures for their effective implementation.

The Telco Commitment and the TI-W Commitment are available to the public at www.telecom.com.ar/compromisos.

Telecom Argentina and Personal have filed, in accordance with the applicable regulations referred to the disclosure of Relevant Facts, various notes and reports on the questions described in this section, which are available to the public at www.cnv.gob.ar (financial information section) for further review of the above.

(d) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010:

	As of September 30, 2011	As of December 31, 2010

Current accounts receivable
Standard Bank S.A. (a)	$1	$4
TIM Participacoes S.A. (b)	3	4
Telecom Italia Sparkle S.p.A. (b) (c)	—	4
Caja de Seguros S.A. (a)	5	1

	$9	$13

Non current other receivables
Sofora	$1	$—

	$1	$—

Current accounts payable:
Grupo Italtel (b) (d)	$20	$46
Latin American Nautilus Ltd. (b) (c)	31	32
Telecom Italia S.p.A. (b)	23	11
Caja de Seguros S.A. (a)	7	7
Latin American Nautilus USA Inc. (b)	6	5
Latin American Nautilus Argentina S.A. (b)	2	4
Telecom Italia Sparkle S.p.A. (b) (c)	2	2
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	3	3

	$94	$110

		Nine-monthperiods ended September 30,
	Transaction description	2011	2010
Services rendered:
TIM Participacoes S.A. (b)	Roaming	$8	$12
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	15	13
Telecom Italia S.p.A. (b)	Roaming	1	—
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	1	—
Standard Bank (a)	Data and internet	14	9
Caja de Seguros S.A. (a)	Others	34	5

	Total services rendered	$73	$40

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

		Nine-month periods ended September 30,
	Transaction description	2011	2010
Services received:
Grupo Italtel (b) (d)	Maintenance, materials and supplies	$(26)	$—
Latin American Nautilus Ltd. (b) (c)	International inbound calls and data	(57)	(39)
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	(24)	(29)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(22)	(17)
Etec S.A. (b) (e)	International outbound calls	—	(8)
TIM Participacoes S.A. (b)	Roaming	(5)	(6)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(3)	(1)
Standard Bank (a)	Loss on derivatives
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(19)	(14)
Caja de Seguros S.A. (a)	Insurance	(8)	(5)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	(3)	(2)

	Total services received	$(171)	$(125)

Interests and other financial results
Nortel	Interests	$—	$1
Standard Bank (a)	Interests	2	1
Standard Bank (a)	Loss on derivates	—	(10)

		$2	$(8)

Purchases of fixed assets:
Grupo Italtel (b) (d)		$46	$—

Total fixed assets and intangible assets		$46	$—

(a)	Such companies relate to W de Argentina—Inversiones S.L.

(b)	Such companies relate to Telecom Italia Group.

(c)	Since June 2010, Telecom Italia Sparkle S.p.A. has assigned to Latin American Nautilus Ltd. all existing agreements with Telecom Argentina.

(d)	This company ceased to be related party from January 2009 to September 2010.

(e)	This entity is no longer related party as from January 2011.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom Argentina strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom Argentina and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom Argentina would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom Argentina approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and the Company), being the Company the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gob.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp, the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010. On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom Argentina. For the purposes of its pronouncement on this last operation, the CNDC is awaiting the considered opinion that requested the SC in accordance with the provisions of Section 16 of Law No. 25,156. The unification of the activities had effect since January 1st, 2009, when the Company assumed the rendering of Cubecorp’s services.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt

As of September 30, 2011 and December 31, 2010, the Company’s short-term and long-term debt (which fully corresponds to Núcleo) comprises the following:

	As of September	As of December
	30, 2011	31, 2010
Short-term debt:
- Principal:
Bank loans	$14	$31
Bank overdrafts	—	9

Subtotal	14	40
- Accrued interest	4	2

Total short-term debt	$18	$42

Long-term debt:

- Principal:
Bank loans	$128	$121

Total long-term debt	$128	$121

Total debt	$146	$163

Bank loans

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of September 30, 2011:

Nominal value (in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current
37,000	3.5 years	2	35
38,500	3 years	2	36
49,000	3 years	3	45
18,750	2 years	7	12

143,250		14	128

The average annual rate of these loans is 9.6% in Guaraníes and the average amortization term is approximately 3 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Program for the issuance of Notes

The Shareholders’ Ordinary and Extraordinary Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

9 – Shareholders’ equity

(a) Common stock

At September 30, 2011, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 447,399,913 shares of $1 par value Class B Common Stock (45.45% of the total capital stock) and 34,946,766 shares of $1 par value Class C Common Stock (3.55% of the total capital stock—see c below). Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 410,567,505 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares correspond to the share ownership program.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). When a company uses the legal reserve to absorb accumulated losses, it will not be able to distribute dividends until it restores the legal reserve.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

Telecom Argentina’s Annual General and Extraordinary Shareholders’ Meeting held on April 28, 2010, approved the restoring of the legal reserve that has been absorbed in the fiscal year 2006.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. From the total shares eligible for conversion approved by the Shareholders’ Meetings, 33,113,107 Class “C” ordinary shares were converted into Class “B” ordinary shares in seven trenches.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico” were not eligible for conversion to Class “B”. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

At the date of issuance of these consolidated financial statements, Class “C” ordinary shares of the Company amounted to 12,819,631 shares.

Telecom Argentina requested from the CNV and the BCBA the transfer of authorization for public offering and trading due to conversion, in an eight and ninth Tranche, of 3,948,793 and 2,769,710 Class “C” shares into an equal amount of Class “B” shares, respectively. As of the date of issuance of these consolidated financial statements, only the BCBA has granted the authorization. Once Telecom Argentina has obtained the pending authorizations, the conversion date for both tranches will be fixed.

10.    Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of September 30, 2011, and December 31, 2010, consists of the following:

	As of September 30, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	As of December, 2010
Income tax provision	$302	$798	$10	$—	$1,110	$1,071
Payments in advance of income taxes	(214)	(336)	(3)	—	(553)	(584)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3

Current Income tax payable	91	462	7	—	560	(*)490
Non current net deferred tax liabilities	9	(5)	2	1	7	140
Law No. 26,476 Tax Regularization Regime	14	—	—	—	14	14

Non current Income tax payable (receivable)	23	(5)	2	1	21	154

Total Income tax liabilities, net	$114	$457	$9	$1	$581	$644

(*)	Núcleo´s receivable is included in Other receivables – current – Tax credits.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10.	Income tax (continued)

	As of September 30, 2011					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2010
Tax loss carryforwards	$—	$1	$—	$—	$1	$1
Allowance for doubtful accounts	31	34	1	—	66	49
Provision for contingencies	228	90	—	—	318	241
Inventories	—	24	—	—	24	13
Other deferred tax assets	102	8	—	—	110	98

Total deferred tax assets	361	157	1	—	519	402

Fixed assets	(68)	(122)	4	(1)	(187)	(186)
Inflation adjustments (i)	(302)	(4)	(7)	—	(313)	(340)
Deferred tax on cash dividends from foreign companies	—	(7)	—	—	(7)	—

Total deferred tax liabilities	(370)	(133)	(3)	(1)	(507)	(526)

Subtotal net deferred tax assets (liabilities)	(9)	24	(2)	(1)	12	(124)
- Valuation allowance (Note 15.e)	—	(19)	—	—	(19)	(16)

Net deferred tax assets (liabilities) as of September 30, 2011.	$(9)	$5	$(2)	$(1)	$(7)

Net deferred tax liabilities as of December 31, 2010	$(106)	$(27)	$(5)	$(2)		$(140)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

As of September 30, 2011, the Company has accumulated an operating tax loss carryforward of $1 which expiration year is 2011.

Income tax benefit (expense) for the nine-month periods ended September 30, 2011 and 2010 consists of the following:

	Nine-month period ended September 30, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	$(302)	$(798)	$(8)	$—	$(1,108)
Current tax expense on cash dividends from foreign companies	—	—	(3)	—	(3)
Fiscal year 2010 affidavit adjustment	(3)	(6)	—	—	(9)
Deferred tax benefit	97	43	3	1	144
Deferred tax expense on cash dividends from foreign companies	—	(7)	—	—	(7)
Decrease in valuation allowance for doubtful accounts (Note 15.e)	—	—	1	—	1
Valuation allowance (Note 15.e)	—	(3)	—	—	(3)

Income tax benefit (expense)	$(208)	$(771)	$(7)	1	$(985)

	Nine-month period ended September 30,2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	$(333)	$(466)	$(3)		$(802)
Deferred tax benefit (expense)	67	(16)	1		52
Valuation allowance (Note 15.e)	—	(4)	—		(4)

Income tax expense	$(266)	$(486)	$(2)		$(754)

Income tax benefit (expense) for the nine-month periods ended September 30, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$4,216	$65	$4,281
Non taxable items – Gain on equity investees	(1,461)	—	(1,461)
Non taxable items – Other	5	(16)	(11)

Subtotal	2,760	49	2,809
Statutory income tax rate	35%	(*)

Income tax expense at statutory tax rate	(966)	(7)	(973)
Additional income tax on cash dividends from foreign companies	(7)	—	(7)
Change in deferred assets and liabilities	(3)	—	(3)
Change in valuation allowance (Note 15.e)	(3)	—	(3)
Decrease in valuation allowance for doubtful accounts	—	1	1

Income tax expense as of September 30, 2011	$(979)	$(6)	$(985)

Pre-tax income on a separate return basis	$2,916	$22	$2,938
Non taxable items – Gain on equity investees	(867)	—	(867)
Non taxable items – Other	2	(2)	—

Subtotal	2,051	20	2,071
Statutory income tax rate	35%	(*)

Income tax expense at statutory tax rate	(718)	(2)	(720)
Change in deferred assets and liabilities	(30)	—	(30)
Change in valuation allowance (Note 15.e)	(4)	—	(4)

Income tax expense as of September 30, 2010	$(752)	$(2)	$(754)

(*)	The statutory tax rate in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends, in the USA the effective tax rate was 36% and in Uruguay the statutory tax rate was 25%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.     Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $2,947 as of September 30, 2011, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and d) below.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom Argentina towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom Argentina and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom Argentina and the buyer.

It has been ruled that Telecom Argentina shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom Argentina.

These indemnities granted by Telecom Argentina have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

✓	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

✓	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

✓	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(d) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay.

Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding, by means of an approximate investment of $19 (which was fully completed), of which $13 were subsidized by the CONATEL.

The CONATEL has disbursed approximately $9. The works were completed and the CONATEL is conducting the final inspection, without having yet given its report.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $7, of which $5 will be subsidized by the CONATEL.

(e) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2011, the Company has established reserves in an aggregate amount of $909 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $819 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2011, these restricted funds totaled $36(included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

•	Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of the Company against the National Government and the Company, requesting that Decree No. 395/92 – which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, the Company filed various appeals against these unfavorable decisions. Up to date, the National Supreme Court of Justice has denied the first extraordinary appeals. It should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of the legal counsel of the Company, increases the probability that the Company has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the condemnation amounts (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

As of September 30, 2011, the management of the Company, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

✓	Wage differences by food vouchers and non-remunerative lump sum

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at September 30, 2011, the Management of the Company, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of September 30, 2011, total claims in these labor lawsuits amounted to $2.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefónica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefónica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefónica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed. The Tax Authority has filed an appeal before the National Supreme Court of Justice.

The management of the Company together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers.

On October 7, 2011, the Company was notified of the ruling decided to reject the application filed by the Users and Consumers Trade Union. This ruling was appealed by the Union, so the sentence is still pending.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.    Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Services provided	Consolidated company/ Operating segment
Fixed Telephony	Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)

Mobile Services	Voice, data and Mobile Internet	Personal
Núcleo
Springville (i)

(i)	Dormant entities for the nine-month periods ended September 30, 2011 and 2010.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.    Segment information (continued)

For the nine-month periods ended September 30, 2011, and 2010, more than 96% of the Company’s revenues were from sales generated in Argentina. More than 91% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the nine-month period ended September 30, 2011

	Fixed telephony		Mobile services
	(a)		Personal		Núcleo	Subtotal	Total
❑ Income statement information
Services		3,840		7,904	503	8,407	12,247
Equipment sales		81		1,039	19	1,058	1,139

Net sales		3,921		8,943	522	9,465	13,386
Salaries and social security		(1,310)		(411)	(39)	(450)	(1,760)
Taxes		(273)		(865)	(17)	(882)	(1,155)
Maintenance, materials and supplies		(392)		(208)	(23)	(231)	(623)
Bad debt expense		(26)		(94)	(5)	(99)	(125)
Interconnection costs		(142)		—	—	—	(142)
Cost of international outbound calls		(103)		—	—	—	(103)
Lease of circuits		(66)		(33)	(20)	(53)	(119)
Fees for services		(221)		(381)	(21)	(402)	(623)
Advertising		(111)		(241)	(35)	(276)	(387)
Agent commissions		(55)		(624)	(31)	(655)	(710)
Distribution of prepaid cards commissions		(7)		(298)	(28)	(326)	(333)
Other commissions		(54)		(148)	(8)	(156)	(210)
Roaming		—		(174)	(5)	(179)	(179)
Charges for TLRD		—		(498)	(50)	(548)	(548)
Cost of equipments and handsets		(56)		(1,374)	(32)	(1,406)	(1,462)
Others		(315)		(344)	(36)	(380)	(695)

Operating income before depreciation and amortization		790		3,250	172	3,422	4,212
Depreciation of fixed assets and amortization of intangible assets		(553)		(495)	(100)	(595)	(1,148)

Operating income		237		2,755	72	2,827	3,064
Financial results, net		50		59	1	60	110
Other expenses, net		(282)		(70)	—	(70)	(352)

Net income before income tax and noncontrolling interest		5		2,744	73	2,817	2,822
Income tax expense, net		(209)		(769)	(7)	(776)	(985)
Noncontrolling interest		—		—	(19)	(19)	(19)

Net income (loss)		(204)		1,975	47	2,022	1,818

❑ Balance sheet information
Fixed assets, net	(a)	4,664		2,397	717	3,114	7,778
Intangible assets, net		160		590	8	598	758
Capital expenditures	(a)	888		457	76	533	1,421
Depreciation of fixed assets	(a)	(542)		(494)	(99)	(593)	(1,135)
Amortization of intangible assets		(11)		(1)	(1)	(2)	(13)
Net financial asset (debt)	(a)	711	(b)	1,448	(134)	1,314	2,025

❑ Cash flow information

Cash flows provided by operating activities		1,075		2,097	174	2,271	3,346

Cash flows from investing activities
Acquisition of fixed assets and intangible assets		(984)		(530)	(119)	(649)	(1,633)
Proceeds for the sale of fixed assets		11		14	—	14	25
Increase in investments not considered as cash and cash equivalents and other		(300)		(134)	—	(134)	(434)

Total cash flows used in investing activities		(1,273)		(650)	(119)	(769)	(2,042)

Cash flows from financing activities
Debt proceeds		—		3	76	79	79
Payment of debt		—		(3)	(118)	(121)	(121)
Payment of interest and debt-related expenses		—		—	(10)	(10)	(10)
Payment of cash dividends		(915)		—	—	—	(915)
Inter-segment transfers of cash		640		(640)	—	(640)	—

Total cash flows used in financing activities		(275)		(640)	(52)	(692)	(967)

Increase (decrease) in cash and cash equivalents		(473)		807	3	810	337
Cash and cash equivalents at the beginning of the year		872		504	9	513	1,385

Cash and cash equivalents at the end of the period	(a)	399	(b)	1,311	12	1,323	1,722

(a)	Includes net sales of $35, operating income before depreciation of $9, operating profit of $6, net income of $7, fixed assets net of $8, capital expenditure of $1, depreciation of fixed assets of $3 and net financial assets of $2 corresponding to Telecom USA.

(b)	In Net financial asset, includes $1 of Cash and banks from Springville.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Segment information (continued)

For the nine-month period ended September 30, 2010

	Fixed telephony		Mobile services
	(a)		Personal		Núcleo	Subtotal	Total
❑ Income statement information
Services		3,363		6,027	331	6,358	9,721
Equipment sales		38		721	4	725	763

Net sales		3,401		6,748	335	7,083	10,484
Salaries and social security		(1,013)		(300)	(29)	(329)	(1,342)
Taxes		(225)		(661)	(12)	(673)	(898)
Maintenance, materials and supplies		(339)		(148)	(20)	(168)	(507)
Bad debt expense		(19)		(66)	(2)	(68)	(87)
Interconnection costs		(145)		—	—	—	(145)
Cost of international outbound calls		(99)		—	—	—	(99)
Lease of circuits		(66)		(23)	(18)	(41)	(107)
Fees for services		(170)		(264)	(15)	(279)	(449)
Advertising		(100)		(169)	(25)	(194)	(294)
Agent commissions		(35)		(438)	(20)	(458)	(493)
Distribution of prepaid cards commissions		(7)		(228)	(5)	(233)	(240)
Other commissions		(46)		(115)	(6)	(121)	(167)
Roaming		—		(146)	(3)	(149)	(149)
Charges for TLRD		—		(484)	(33)	(517)	(517)
Cost of equipments and handsets		(33)		(1,058)	(20)	(1,078)	(1,111)
Others		(279)		(294)	(24)	(318)	(597)

Operating income before depreciation and amortization		825		2,354	103	2,457	3,282
Depreciation of fixed assets and amortization of intangible assets		(523)		(368)	(69)	(437)	(960)

Operating income		302		1,986	34	2,020	2,322
Financial results, net		57		(92)	(9)	(101)	(44)
Other expenses, net		(138)		(69)	(1)	(70)	(208)

Net income before income tax and noncontrolling interest		221		1,825	24	1,849	2,070
Income tax, net		(266)		(486)	(2)	(488)	(754)
Noncontrolling interest		—		—	(7)	(7)	(7)

Net income (loss)		(45)		1,339	15	1,354	1,309

❑ Balance sheet information
Fixed assets, net	(a)	4,173	(b)	2,317	498	2,815	6,988
Intangible assets, net		163		592	3	595	758
Capital expenditures	(a)	580	(b)	500	95	595	1,175
Depreciation of fixed assets	(a)	(510)		(367)	(69)	(436)	(946)
Amortization of intangible assets		(13)		(1)	—	(1)	(14)
Net financial asset (debt)	(a)	1,023	(b)	(23)	(150)	(173)	850

❑ Cash flow information

Cash flows provided by operating activities		1,150		1,301	104	1,405	2,555

Cash flows from investing activities
Acquisition of fixed assets and intangible assets		(602)		(630)	(135)	(765)	(1,367)
Proceeds for the sale of fixed assets		8		—	—	—	8
Decrease in investments not considered as cash and cash equivalents and other		—		15	—	15	15

Total cash flows used in investing activities		(594)		(615)	(135)	(750)	(1,344)

Cash flows from financing activities
Debt proceeds		—		—	128	128	128
Payment of debt		—		(24)	(102)	(126)	(126)
Payment of interest and debt-related expenses		—		(32)	(8)	(40)	(40)
Payment of cash dividends		(689)		—	—	—	(689)
Inter-segment transfers of cash		575		(575)	—	(575)	—

Total cash flows provided by (used in) financing activities		(114)		(631)	18	(613)	(727)

Increase (decrease) in cash and cash equivalents		442		55	(13)	42	484
Cash and cash equivalents at the beginning of the year		579		676	18	694	1,273

Cash and cash equivalents at the end of the period	(a)	1,021	(b)	731	5	736	1,757

(a)	Includes net sales of $34, operating income before depreciation of $10, operating profit of $7, net income of $7, fixed assets net of $10, depreciation of fixed assets of $3 and net financial assets of $1 corresponding to Telecom USA.

(b)	In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $2 of Cash and banks from Springville.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13.    Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	$0,000,000	$0,000,000
	As of September 30, 2011	As of December 31, 2010
ASSETS
Current Assets
Cash and banks	$37	$57
Investments	672	816
Accounts receivable, net	630	673
Other receivables, net	99	111
Other assets, net	4	6

Total current assets	1,442	1,663

Non-Current Assets
Accounts receivable, net	27	—
Other receivables, net	32	32
Investments	3,454	2,613
Fixed assets, net	4,656	4,399
Intangible assets, net	160	171
Other assets, net	3	3

Total non-current assets	8,332	7,218

TOTAL ASSETS	$9,774	$8,881

LIABILITIES
Current Liabilities
Accounts payable	$1,115	$1,242
Salaries and social security payable	369	311
Taxes payable	165	251
Other liabilities	57	41
Contingencies	106	58

Total current liabilities	1,812	1,903

Non-Current Liabilities
Accounts payable	1	—
Salaries and social security payable	133	109
Taxes payable	23	120
Other liabilities	162	166
Contingencies	456	346

Total non-current liabilities	775	741

TOTAL LIABILITIES	$2,587	$2,644

SHAREHOLDERS’ EQUITY	$7,187	$6,237

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,774	$8,881

Statements of income:

	$0,000,000	$0,000,000
	Nine-month periods ended September 30,
	2011	2010
Net sales	$4,556	$3,916
Cost of services	(2,395)	(2,048)

Gross profit	2,161	1,868
General and administrative expenses	(306)	(252)
Selling expenses	(1,028)	(822)

Operating income	827	794
Gain on equity investees (i)	1,434	855
Financial results, net	50	59
Other expenses, net	(285)	(133)

Net income before income tax	2,026	1,575
Income tax expense	(208)	(266)

Net income	$1,818	$1,309

(i)	The gain on equity investees includes:

	$0,000,000	$0,000,000
	Nine-month periods ended September 30,
	2011	2010
Personal	$1,434	$855

Total	$1,434	$855

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13.    Unconsolidated information (continued)

Condensed statements of cash flows:

	Nine-month periods ended September 30,
	2011	2010
Cash flows provided by operating activities	$1,073	$1,150
Cash flows from investing activities from continuing operations
Acquisition of fixed and intangible assets	(983)	(602)
Proceeds for the sale of fixed assets and other assets	11	8
Increase in investments not considered as cash and cash equivalents	(300)	—
Dividends received	640	575

Total cash flows used in investing activities	(632)	(19)

Cash flows from financing activities
Payment of dividends	(915)	(689)

Total cash flows used in investing activities	(915)	(689)

Increase (decrease) in cash and cash equivalents	(474)	442
Cash and cash equivalents at the beginning of year	871	578

Cash and cash equivalents at period end	$397	$1,020

14.    Differences between Argentine GAAP and IFRS applicable to the Telecom Group

IFRS is a set of accounting standards issued by the IASB specially designed for financial reporting of public entities, including companies whose shares or notes are traded in capital markets or have applied for registration in such markets.

On December 30, 2009, the CNV issued General Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company and Personal. RT 26 adopts IFRS as issued by the IASB. On December 3, 2010, RT 26 was modified through RT 29, with the aim to align the dates of adoption established by the professional standards with those established by RG 562/09. Additionally, RT 29 contemplates the optional implementation of IFRS for SMEs for entities that, unlike the Company, are not required to adopt IFRS. Therefore, Argentine companies not included in the scope of RG 562/09 may, at their discretion, continue applying existing accounting standards (Argentine GAAP), to apply IFRS or to apply the IFRS for SMEs for the preparation of their financial statements. At the date of issuance of these consolidated financial statements, those companies’ Regulatory Bodies have not yet adopted RT 29.

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal years beginning January 1, 2011.

In accordance with RG 562/09, the Company developed an implementation plan for the adoption of IFRS in Telecom Argentina and its subsidiaries (“the Implementation Plan”). Such Implementation Plan was approved by the Board of Directors on March 16, 2010. On March 17, 2010, the Company made a public release to the market through the CNV to inform the approval of the Implementation Plan as “Relevant event”, and the designation of the Project Manager for IFRS Implementation Process in Telecom Argentina.

On July 1, 2010, the CNV issued Resolution No. 576/10 (“RG 576/10”). RG 576/10 is complementary of RG 562/09, incorporating clarifications to certain issues identified in RG 562/09. Also extends and modifies other issues that were subject of consultations and comments after its issuance. Additionally, on October 24, 2011 the CNV issued Resolution No. 592 (“RG 592/11”), which states that the financial statements of companies in which the issuer has control, joint control or significant influence, that are used by the issuer to apply the equity method, may be prepared according to RT 26 or apply the rules used for the preparation of its financial statements for corporate purposes and / or regulatory requirements. If they do not apply RT 26, they must include a reconciliation of equity and net income between the accounting standard used and the result of applying RT 26 and must be submitted to the CNV and its self-regulatory entity. RG 592/11 also amends certain aspects of the RG 576/10 that were subject of consultation.

At the date of issuance of these consolidated financial statements, the Company is making successful progress in the Implementation Plan in accordance with the scheduled dates.

Although adoption of IFRS is mandatory for the Company effective January 1, 2012, the Company has finalized the diagnostic of the main valuation differences between Argentine GAAP and IFRS in the Telecom Group. The differences were quantified using January 1, 2009 as the date of transition to IFRS.

For the purposes of this quantification, the Company´s management has elected to make use of some of the exemptions provided for in IFRS 1 with the aim to simplify the first-time adoption of IFRS. The Company has made use of the exemptions as detailed below:

•

Deemed cost for Fixed Assets: Argentine GAAP valuation for fixed assets has been elected as deemed cost at the transition date to IFRS, since it was considered to be broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

•

Cumulative translation differences for foreign operations: The cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS. This exemption applies to the financial statements translations of the subsidiaries Núcleo and Telecom USA.

•	Business combinations: The Company has elected not to apply IFRS 3 (as revised in 2008) retrospectively to business combinations that occurred before the date of transition to IFRS.

•

Share-based payment transactions: The Company has elected not to apply IFRS 2 “Share-based Payment” to equity instruments that were granted on or before November 7, 2002. This exemption applies to the Share Ownership Program described in note 9.

Additionally, IFRS provides for alternative criteria for measurement after initial recognition of each class of PP&E and Intangible Assets. An entity shall choose either the “cost model” or the “revaluation model”. The Company´s Management has elected to continue applying the “cost model” for all classes of PP&E and intangible assets.

After considering exemptions elected and the “cost model” chosen to measure PP&E and Intangible Assets, the main differences identified between Argentine GAAP and IFRS and their impact on equity as of September 30, 2011 and December 31, 2010 and net income for the nine-month periods ended September 30, 2011 and 2010 are described below:

Reconciliation of equity:	As of September 30, 2011	As of December, 31, 2010
Net equity under Argentine GAAP	7,187	6,237
IFRS adjustments:
1. Non-controlling interest	168	126

Subtotal equity and non-controlling interest under Argentine GAAP	7,355	6,363

2. Revenue recognition
2.1 Upfront connection fees	(100)	(100)
2.2 Revenues from contracts for the construction of networks and other assets	—	4
2.3 Customer loyalty programs	(6)	(4)

3. Intangible Assets
3.1 Service connection or habilitation costs	102	105
3.2 Subscriber acquisition costs	444	359

4. Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	(86)	(70)

5. Borrowing costs that do not qualify for capitalization	(39)	(47)

6. Other adjustments
6.1 Inventories	(2)	9
6.2 Fixed assets held for sale	(1)	(1)
6.3 Other	2	2

7. Tax effects on IFRS adjustments	(133)	(109)

Total equity under IFRS	7,536	6,511

Equity attributable to the parent	7,391	6,404
Equity attributable to non-controlling interest	145	107

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

	Nine-month periods ended September 30,
	2011	2010
Reconciliation of net income:	Gain / (Loss)
Net income under Argentine GAAP	1,818	1,309
IFRS adjustments:
1. Non-controlling interest	19	7

Net Income and non-controlling interest under Argentine GAAP	1,837	1,316

2. Revenue recognition
2.1 Upfront connection fees	—	3
2.2 Revenues from contracts for the construction of networks and other assets	(4)	—
2.3 Customer loyalty programs	(2)	4

3. Intangible Assets
3.1 Service connection or habilitation costs	(3)	(6)
3.2 Subscriber acquisition costs	85	133

4. Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	6	—

5. Borrowing costs that do not qualify for capitalization	8	7

6. Other adjustments
6.1 Inventories	(11)	2
6.2 Fixed assets held for sale	—	(1)

7. Tax effects on IFRS adjustments	(24)	(50)

Net income under IFRS	1,892	1,408

Net income attributable to the parent	1,870	1,400
Net income attributable to non-controlling interest	22	8

	Nine-month periods ended September 30,
Description of changes in total equity under IFRS	2011	2010
Total equity under IFRS as of the beginning of the year	6,511	5,597
Net income under IFRS	1,892	1,408
Dividends	(915)	(1,053)
Other comprehensive income	(a)48	(b)(3)

Total equity as of the end of the period	7,536	5,949

(a)	It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $70 net of a decrease for the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements of $22, as described in paragraph 4.

(b)	It corresponds to the decrease of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $3 for the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements, as described in paragraph 4 below.

1.	Non-controlling interest

Under IFRS, the non-controlling interest in a subsidiary should be presented within total equity in the consolidated statement of financial position, identifying separately the portion attributable to the parent (economic rights attributable to Telecom Argentina as Parent company) and the portion attributable to the non-controlling interest (represented by ABC Telecomunicaciones S.A. as non-controlling shareholder of Núcleo and Nortel as non-controlling shareholder of Personal) instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP.

Likewise, the non-controlling interest in a subsidiary´s profit or loss for the period is presented within net income in the consolidated statement of income as a gain or loss incurred by the parent.

Therefore, a reconciling item has been included to present non-controlling interest as required by IFRS (although measured under Argentine GAAP) representing an increase of $168 and $126 in total equity as of September 30, 2011 and December 31, 2010, respectively, and an increase of $19 and $7 in net income for the nine-month periods ended September 30, 2011 and 2010, respectively.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

2.	Revenue recognition

2.1  Upfront connection fees

Under IFRS, non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of the customer relationship as applicable. This approach is consistent with the recognition of service connection costs described in 3.1 below. This accounting treatment differs from that provided for under Argentine GAAP, where up-front connection fees are fully recognized as income when the customer is connected to the network or the service is enabled, which usually occurs at the beginning of the relationship with the customer.

The impact of the deferral of up-front connection fees under IFRS, net of the effect of the deferred fees accrued during the period/year, represents a decrease of $100 in total equity as of September 30, 2011 and December 31, 2010, and an increase of $3 in net income for the nine-month period ended September 30, 2010. Such impacts are substantially originated in Telecom Argentina from the connection of fixed line customers, with an estimated deferral period of 9 years.

2.2  Revenues from contracts for the construction of networks and other assets

Revenue from construction contracts are substantially derived from the construction of data networks or other value-added services assets for large customers of fixed telephony.

Under IFRS, revenues from construction contracts that are specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use, in which the buyer is able to specify the major structural elements of the design before construction, should be accounted for by reference to the stage of completion of the contract activity. Under this method, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period, thus recognizing profit margin of the contract. The stage of completion of a contract may be determined in a variety of ways. The Company has used the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Any expected loss by reason of the contract should be recognized immediately as an expense.

Under Argentine GAAP revenues for construction contracts are fully recognized when construction is completed and the assets are transferred to the buyer together with related risks and benefits.

The impact in revenue for construction contracts under IFRS represented an increase of $4 in total equity as of December 31, 2010, that was reversed in the nine-month period ended September 30, 2011 when the construction of the corresponding asset was finished, representing a decrease of $ 4 in net income for that period.

2.3  Customer Loyalty Programs

Personal offers to its customers a loyalty program named “Club Personal”. Under such program Personal grants award credits as part of the sales transactions which can be subsequently redeemed for goods or services. IFRS requires that the fair value of the award credits be accounted for as deferred revenue, and recognized when the award credits are redeemed or expire. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers. Under Argentine GAAP such program is accounted for considering the cost of the points expected to be redeemed by the customers. Such cost is recorded as operating expenses at the time the points are granted to the customers. Reconciling item reflects the net effect of (i) deferral of revenues associated with unredeemed points valued at exit fair value, net of income accrued for the period/year, and (ii) reversal of operating costs accrued under Argentine GAAP based on points expected to be effectively redeemed.

The impact of the measurement of the customer loyalty program under IFRS represents a decrease of $6 and $4 in total equity as of September 30, 2011 and December 31, 2010, respectively, and a decrease in net income of $2 for the nine-month periods ended September 30, 2011, and an increase in net income of $4 for the nine-month periods ended September 30, 2010, substantially included in service revenues and advertising costs.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

2.4  Revenue recognition on contracts with multiple deliverables

Under IFRS, total revenue generated by transactions that include separately identifiable components (as equipment and service) should be allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue.

IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”.

The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the fair value of those components which fair value can be individually determined.

Personal is engaged in sale transactions including multiple identifiable components whose fair value determination becomes more complex and relate to sales of equipment to customers jointly with contracts with minimum duration, fixed monthly bills for services and cancellation fees for early termination. For such transactions, equipment is sold at a discount compared to selling price of equipment sold without related service contract. However, the fair value of services sold is independent of the fact that the customer purchases a handset together with the service. Therefore the fair value of equipment sold can be determined as the difference between the total arrangement consideration and the service fair value.

Consequently, the allocation of revenues between equipment and services under IFRS is equivalent to the revenues accounted for under Argentine GAAP, where revenues from sale of each component of the transaction are recognized by the amount contractually agreed with the client, recognizing equipment revenues when the item is delivered to the customer and service revenues when rendered.

Therefore, considering the industry accounting practices currently prevailing under IFRS there is no quantitative impact for this matter between IFRS and Argentine GAAP.

3.	Intangible Assets

3.1  Service connection or habilitation costs

Under IFRS direct costs incurred for connecting customers to the network are accounted for as assets and then amortized over the term of the contract with the customer if certain conditions are met. This approach is consistent with the recognition of up-front connection fees described in 2.1 above. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly in Telecom Argentina for the installation of fixed lines whose average deferral period is 9 years.

Under Argentine GAAP, connection costs are expensed as incurred, in order to match these costs with connection revenues that are fully recognized in the same period.

The effect of deferral of connection costs under IFRS, net of accumulated depreciation, represents an increase of $102 and $105 in total equity as of September 30, 2011 and December 31, 2010, respectively, and a decrease in net income of $3 and $6 for each of the nine-month periods ended September 30, 2011 and 2010, respectively. The deferral of connection costs impacts in Fees for services, maintenance, materials and supplies and the depreciation of the period impacts in Depreciation of new intangible assets according to IFRS.

3.2  Subscriber acquisition costs

Under IFRS, direct and incremental costs incurred for the acquisition of new subscribers with minimum contractual duration are capitalized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably. Capitalized SAC is amortized on a straight-line basis over the term of the contract with the customer.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

The cost of acquiring postpaid and “cuentas claras” customers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforced termination penalty and fixed monthly bill for services. SAC are mainly composed of upfront commissions paid to third parties and subsidies on the sale of handsets. Under Argentine GAAP, these costs are expensed as incurred since there are no specific criteria for deferral of costs associated with customer contracts.

The impact of capitalization of SAC as intangible assets under IFRS, net of accumulated depreciations, represents an increase of $444 and $359 in total equity as of September 30, 2011 and December 31, 2010, respectively, (of which, $421 and $23 are attributable to Mobile and Fixed telephony as of September 30, 2011, respectively, and $339 and $20 are attributable to Mobile and Fixed telephony as of December 31, 2010, respectively); and an increase in net income of $85 and $133 for the nine-month periods ended September 30, 2011 and 2010, respectively (of which, an increase of $82 is attributable to Mobile telephony and an increase of $3 attributable to Fixed telephony as of September 30, 2011, respectively and an increase of $134 is attributable to Mobile telephony net of a decrease of $1 attributable to Fixed telephony as of September 30, 2010). The impact of the capitalization of SAC is included in Fees for services, maintenance, materials and supplies, Cost of sales, Agent commissions and distribution of prepaid cards commissions and other commissions and other operating costs and the depreciation of the period is included in Depreciation of new intangible assets according to IFRS.

4.	Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements

Under IFRS financial statements of any entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. Under Argentine GAAP financial statements of Núcleo are prepared in guaranies –the local and functional currency of Núcleo- restated in terms of the measuring unit current at the end of the reporting period. However, the economic environment where Núcleo performs its activities does not meet the requirements established by IFRS to consider the Paraguayan economy as hyperinflationary. The reconciling item reflects the reversal of the inflation adjustment made under Argentine GAAP, after considering the IFRS 1 exemption for deemed cost for the measurement of fixed assets described above.

The impact of reversing the restatement recorded under Argentine GAAP is summarized in the table below:

Impact of reversing the restatement at the end of the reporting period:	Total equity as of		Net income for the nine-month periods ended September 30,		Other Comprehensive Income for the nine- month periods ended September 30,
	09.30.11	12.31.10	2011	2010	2011	2010
Attributable to the parent	(59)	(48)	4	—	(15)	(2)
Attributable to non-controlling interest	(27)	(22)	2	—	(7)	(1)

Total of the reconciling item	(86)	(70)	6	—	(22)	(3)

5.	Borrowing costs that do not qualify for capitalization

Under IFRS, capitalization of foreign currency exchange differences originated in foreign currency denominated debt is required as part of the cost of a qualifying asset, when they are considered to be an adjustment to interest costs. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use.

Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were capitalized as part of the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met (the devaluation of the Peso in that period was approximately 180%).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

The reconciliation item represents the reversal of the amounts capitalized under Argentine GAAP that do not comply with the requirements for capitalization under IFRS, net of accumulated depreciation. Such reversal represents a decrease of $39 and $47 in total equity as of September 30, 2011 and December 31, 2010, respectively, and an increase of $8 and $7 in net income for the nine-month periods ended September 30, 2011 and 2010, respectively.

6.	Other adjustments

6.1	Inventories

Under IFRS inventories are measured at the lower of cost and net realizable value, while “Last in first out” method is not allowed. Under Argentine GAAP inventories are stated at replacement cost.

The reconciliation item for valuation of inventories under IFRS represents a decrease of $2 and an increase of $9 in total equity as of September 30, 2011 and December 31, 2010, respectively, and a decrease of $11 and an increase of $2 for the nine-month periods ended September 30, 2011 and 2010, respectively. Such impacts are substantially generated in Personal with a lower impact generated by Núcleo´s inventories, and are included in Cost of sales and Financial results generated by assets.

6.2 Fixed	Assets held for sale

According to IFRS non-current assets should be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. To meet that definition, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

Under Argentine GAAP the Company classifies certain fixed assets as held for sale. Such assets are included under the caption “Other assets” and measured at the lower of cost less depreciation at the time of transfer to the Held-for-sale category or net recoverable value. As far as those assets do not comply with the requirements stated by IFRS to be classified as held for sale, they should be classified as PP&E and measured at cost less accumulated depreciation.

The impact of this reconciling item represents a decrease of $1 in total equity as of September 30, 2011 and December 31, 2010, and a decrease of $1 in net income for the nine-month period ended September 30, 2010. Such impacts are fully generated in Telecom Argentina and are included in Depreciation of PP&E.

7.	Tax effects on IFRS adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate, at a tax rate of 35%. The effect of the IFRS adjustments on income taxes represents a decrease of $133 and $109 in total equity as of September 30, 2011 and December 31, 2010, respectively, and a decrease in net income of $24 and $50 for the nine-month periods ended September 30, 2011 and 2010, respectively. This adjustment impacts in Income tax expense net.

It should be noted that these amounts include the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo as it is considered probable that those results will flow to Personal in the form of dividends. Under Argentine GAAP this additional income tax rate is recognized according to the proposal for dividend distribution to be considered by the next shareholder´s meeting of Núcleo.

As regards to disclosure differences affecting the income statement, the following describes the most relevant differences identified to date, while there may be others deemed not material:

a)	there are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by function is allowed (cost of services provided, administration and selling expenses). The Company has elected to disclose income and expenses by nature; and

b)	the items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Telecom Group (continued)

The following table shows the net income for the nine-month periods ended September 30, 2011 and 2010 that would be reported under IFRS giving effect to the valuation criteria and the main disclosure differences described above:

	Consolidated Statement of Income for the nine- month periods ended September 30,
	Adjustment	2011	2010	Variation %
Service Revenues	2.1/2.3/4	12,235	9,722	26
Equipment Sales	2.2/4	1,124	763	47
Other income (*)		37	18	106

Total Revenues		13,396	10,503	28

Salaries and social security	4	(1,760)	(1,342)	31
Taxes	4	(1,155)	(894)	29
Interconnection costs and lease of circuits	4	(364)	(351)	4
Commissions	3.2/4	(1,089)	(804)	35
Charges for TLRD and Roaming	4	(726)	(665)	9
Advertising	2.3/4	(380)	(290)	31
Fees for services, maintenance, materials and supplies	3.1/3.2/4	(1,224)	(933)	31

Cost of equipments and handsets	2.2/3.2/4/6.1	(1,177)	(856)	38
Contingencies		(188)	(104)	81
Severance payments and termination benefits		(107)	(52)	106
Bad debt expense		(125)	(87)	44
Other operating expenses	3.2/4	(685)	(588)	13

Operating income before depreciation and amortization		4,416	3,537	25

Depreciation of PP&E	4/5/6.2	(1,111)	(938)	18
Depreciation of new intangible assets according to IFRS	3.1/3.2/4	(429)	(280)	53
Amortization of other intangible assets	4	(13)	(14)	(8)

Operating income		2,863	2,305	24

Financial results generated by assets	4/6.1	188	143	31
Financial results generated by liabilities (**)	4	(150)	(236)	(36)

Net income before income tax		2,901	2,212	31

Income tax expense, net	4/7	(1,009)	(804)	25

Net income		1,892	1,408	34

Net Income under IFRS attributable to the parent		1,870	1,400	34
Net Income under IFRS attributable to noncontrolling interest		22	8	175

(*)	Includes Gain on sale of fixed assets and other assets, leasings and suppliers’ fines, among others.

(**)	Includes financial costs generated by contingencies and termination benefits of $74 and $51 for the nine-month periods ended September 30, 2011 and 2010, respectively.

Profitability Ratios	2011	2010
Operating income before D&A/Total Revenues	33%	34%
Operating income/ Total Revenues	21%	22%
Net income/ Total Revenues	14%	13%
Return over equity (ROE)	39%	34%

15.    Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	132		—	2	6	(4)	136
Building	1,571		—	—	15	—	1,586
Tower and pole	489		—	10	39	—	538
Transmission equipment	5,046		16	75	123	—	5,260
Mobile network access	2,095		—	24	150	—	2,269
Switching equipment	4,983		—	27	126	(3)	5,133
Power equipment	819		—	13	43	—	875
External wiring	6,790		—	—	264	(11)	7,043
Computer equipment	4,875		3	66	193	—	5,137
Telephony equipment and instruments	970		—	37	1	—	1,008
Equipment lent to customers at no cost.	255		41	34	—	(10)	320
Vehicles	180		22	2	—	(7)	197
Furniture	96		1	3	2	—	102
Installations	447		—	8	33	—	488
Improvements in third parties buildings	153		—	—	13	—	166
Asset retirement obligations	36		—	1	—	—	37
Work in progress	1,093		1,180	24	(1,008)	—	1,289

Subtotal	30,030	(a)	1,263	326	—	(35)	31,584
Materials	193	(b)	157	4	—	(97)	257

Total	30,223		1,420	330	—	(132)	31,841

Total as of September 30, 2010	28,140		1,175	4	—	(114)	29,005

	Depreciation							Net	Net
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period	carrying value as of September 30, 2011	carrying value as of December 31, 2010
Land	—	—		—	—	—	—	136	132
Building	(959)	2 – 7		(18)	—	—	(977)	609	612
Tower and pole	(344)	5 –7		(15)	(8)	—	(367)	171	145
Transmission equipment	(4,171)	10 –13		(143)	(47)	—	(4,361)	899	875
Mobile network access	(1,502)	10 –12		(132)	(18)	—	(1,652)	617	593
Switching equipment	(4,204)	10 –15		(166)	(9)	3	(4,376)	757	779
Power equipment	(625)	7 – 10		(24)	(12)	—	(661)	214	194
External wiring	(5,382)	6		(153)	—	11	(5,524)	1,519	1,408
Computer equipment	(3,728)	18 –20		(379)	(45)	—	(4,152)	985	1,147
Telephony equipment and instruments	(923)	13 –20		(13)	(34)	—	(970)	38	47
Equipment lent to customers at no cost	(214)	50		(39)	(33)	10	(276)	44	41
Vehicles	(119)	20		(12)	(1)	7	(125)	72	61
Furniture	(83)	9 – 11		(4)	(3)	—	(90)	12	13
Installations	(334)	7 – 10		(24)	(6)	—	(364)	124	113
Improvements in third parties buildings	(110)	3		(13)	—	—	(123)	43	43
Asset retirement obligations	(27)	10		—	(1)	—	(28)	9	9
Work in progress	—			—	—	—	—	1,289	1,093

Subtotal	(22,725)			(1,135)	(217)	31	(24,046)	7,538	7,296
Materials	—			—	—	—	—	257	193

Total	(22,725)		(c)	(1,135)	(217)	31	(24,046)	7,795	7,498

Total as of September 30, 2010	(21,276)		(c)	(946)	(3)	29	(22,196)	7,009

(a)	Includes $16 in Transmission equipment, $41 in Equipment lent to customers at no cost and $100 in Work in progress, transferred from materials.

(b)	Net of $157 transferred to fixed assets.

(c)	Includes $(8) and $(7) in September 2011 and 2010, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(b) Intangible assets, net

		Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	469	—	10	—	479
Debt issue costs	10	—	—	(10)	—
PCS license (Argentina)	658	—	—	—	658
Band B license, PCS license and Internet and data transmission license (Paraguay)	345	1	61	—	407
Rights of use	244	—	1	—	245
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2

Total	1,769	1	72	(10)	1,832

Total as of September 30, 2010	1,732	—	1	(43)	1,690

		Amortization				Net	Net
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period	carrying value as of September 30, 2011	carrying value as of December 31, 2010
Software obtained or developed for internal use	(469)	—	(10)	—	(479)	—	—
Debt issue costs	(10)	—	—	10	—	—	—
PCS license (Argentina)	(70)	—	—	—	(70)	588	588
Band B license, PCS license and Internet and data transmission license (Paraguay)	(344)	(1)	(61)	—	(406)	1	1
Rights of use	(87)	(10)	—	—	(97)	148	157
Exclusivity agreements	(20)	(2)	—	—	(22)	19	21
Customer relationship	—	—	—	—	—	2	2

Total	(1,000)	(a) (13)	(71)	10	(1,074)	758	769

Total as of September 30, 2010	(959)	(b) (15)	(1)	43	(932)	758

a)	An amount of $(12) is included in cost of services and $(1) in selling expenses, net.

b)	An amount of $(13) is included in cost of services and $(1) in selling expenses and $(1) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value		Number of securities	Net realizable value as of September 30, 2011	Cost value as of September 30, 2011	Book value as of September 30, 2011	Book value as of December 31, 2010
CURRENT INVESTMENTS
Government bonds
Ciudad Autónoma de Buenos Aires bond (i)	$		643,025	1	1	1	2

Total government bonds				1	1	1	2

Mutual funds
HF HSBC		1.55	21,660,192	34	34	34	—

Total mutual funds				34	34	34	—

Total current investments				35	35	35	2

(i)	The Company had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (November 2011).

(d) Current investments

	Cost as of	Book value as of
	September 30, 2011	September 30, 2011	December 31, 2010
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 15.g)	$180	$181	$533
In Argentine pesos	1,403	1,418	733

Total cash and cash equivalents	$1,583	$1,599	$1,266

With an original maturity of more than three months

In foreign currency (Note 15.g)	$434	$448	$—

Total with an original maturity of more than three months	$434	$448	$—

Total current investments	$2,017	$2,047	$1,266

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions/ (decreases)		Foreign currency translation adjustment	Reclassi- fications	Deductions	As of September 30, 2011
Deducted from current assets
Allowance for doubtful accounts receivables	151		125	1	—	(113)	164
Allowance for doubtful accounts and other assets	14		(1)	—	—	—	13
Allowance for obsolescence of inventories	21		16	—	—	(10)	27

Total deducted from current assets	186		140	1	—	(123)	204

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	16		3	—	—	—	19
Regulatory contingencies	90		—	—	—	—	90
Allowance for doubtful accounts and other assets	19		—	—	—	—	19
Write-off of materials	19		2	—	—	(4)	17

Total deducted from non-current assets	144		5	—	—	(4)	145

Total deducted from assets	330	(b)	145	1	—	(127)	349

Included under current liabilities
Provision for contingencies	64		—	—	108	(51)	121

Total included under current liabilities	64		—	—	108	(51)	121

Included under non-current liabilities
Provision for contingencies	536		256	1	(d) (95)	—	698

Total included under non-current liabilities	536		256	1	(95)	—	698

Total included under liabilities	600	(c)	256	1	13	(51)	819

Items	Opening balances	Additions/ (decreases)		Foreign currency translation adjustment	Reclassi- fications	Deductions	As of September 30, 2010
Deducted from current assets
Allowance for doubtful accounts receivables	144		87	—	—	(72)	159
Allowance for doubtful accounts and other assets	13		1	—	—	—	14
Regulatory contingencies	4		—	—	(4)	—	—
Allowance for obsolescence of inventories	21		25	—	—	(23)	23

Total deducted from current assets	182		113	—	(4)	(95)	196

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	13		4	—	—	—	17
Regulatory contingencies	75		11	—	4	—	90
Allowance for doubtful accounts and other assets	24		(4)	—	—	(1)	19
Write-off of materials	25		(3)	—	—	(1)	21

Total deducted from non-current assets	137		8	—	4	(2)	147

Total deducted from assets	319	(e)	121	—	—	(97)	343

Included under current liabilities
Provision for contingencies	73		—	—	30	(15)	88

Total included under current liabilities	73		—	—	30	(15)	88

Included under non-current liabilities
Provision for contingencies	374		135	—	(30)	—	479

Total included under non-current liabilities	374		135		(30)	—	479

Total included under liabilities	447	(c)	135		—	(15)	567

(a)	This allowance is included in Taxes payable non-current (Note 10).

(b)	Includes $125 in selling expenses, $18 in other expenses, net and $2 in income tax.

(c)	Included in other expenses, net.

(d)	Includes a reclassification of $13 from current liabilities.

(e)	Includes $87 in selling expenses, $29 in other expenses, net and $5 in income tax.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(f) Cost of services

	Nine-month periods ended September 30,
	2011	2010
Inventory balance at the beginning of the year	$458	$264
Plus:
Purchases (a)	1,554	1,225
Holding results on inventories	(11)	(4)
Deductions from allowance for obsolescence of inventories	(10)	(23)
Mobile handsets lent to customers at no cost (b)	(3)	(3)
Replacements	(5)	(3)
Foreign currency translation adjustments in inventory	1	—
Cost of services (Note 15.h)	5,062	4,218
Less:
Inventory balance at period end	(578)	(378)

COST OF SERVICES (c)	$6,468	$5,296

(a)	Includes $29 and $61 in 2011 and 2010, respectively, net of the effect of internal taxes (better known as the Technological Tax).

(b)	Correspond to Núcleo.

(c)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Nine-month periods ended September 30,
	2011	2010
Services
Net sales	$12,247	$9,721
Cost of sales	(5,006)	(4,185)

Gross profit from services	$7,241	$5,536

Handsets
Net sales	$1,058	$725
Cost of sales	(1,406)	(1,078)

Gross loss from handsets	$(348)	$(353)

Fixed telephony equipment
Net sales	$81	$38
Cost of sales	(56)	(33)

Gross profit from Fixed telephony equipment	$25	$5

TOTAL GROSS PROFIT	$6,918	$5,188

(g) Foreign currency assets and liabilities

	As of September 30, 2011				As of December 31, 2010
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency (ii)	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	4.165	$3	$2
	EURO	—	5.603	1	1
	G	604	0.000992	1	—
Bank accounts	US$	5	4.165	19	21
	G	10,399	0.000992	10	9
	$U	2	0.205	1	2
Investments
Time deposits	US$	151	4.165	629	533
Accounts receivable
Fixed telephony	US$	15	4.165	63	53
	SDR	2	6.504	14	8
Mobile services	US$	9	4.165	39	33
	G	30,352	0.000992	30	20
	EURO	—	—	—	6
Related parties	US$	1	4.165	3	8
Other receivables
Prepaid expenses	US$	8	4.165	35	37
	G	7,070	0.000992	7	5
	EURO	—	5.603	1	—
Fiscal credits	G	—	—	—	8
Others	US$	4	4.165	17	18
	G	2,266	0.000992	2	1
Non-current assets
Accounts receivable
Fixed telephony	US$	6	4.165	27	—
Other receivables
Prepaid expenses	US$	6	4.165	27	9
	G	537	0.000992	1	—
Others	US$	—	4.165	1	—

Total assets				$931	$774

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.

(ii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities (continued)

	As of September 30, 2011				As of December 31, 2010
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency (ii)	Amount in local currency
Current liabilities
Accounts payable
Suppliers	US$	244	4.205	$1,025	$1,358
	G	43,401	0.000992	43	48
	EURO	7	5.657	42	59
	SDR	—	6.567	1	—
Deferred revenues	G	14,580	0.000992	14	9
Related parties	US$	15	4.205	63	88
	EURO	4	5.657	21	12
Others	G	2,855	0.000992	3	3
Debt
Banks loans and others – Principal	G	14,500	0.000992	14	31
Accrued interest	G	3,921	0.000992	4	2
Bank overdrafts	G	—	—	—	9
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,504	0.000992	3	1
Taxes payable
Income tax	G	6,305	0.000992	7	—
Other	G	4,061	0.000992	3	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	4.205	14	14
Others	US$	—	4.205	3	5
	G	2,502	0.000992	3	2
Non-current liabilities
Debt
Banks loans and others – Principal	G	128,750	0.000992	128	121
Taxes payable
Deferred tax liabilities (assets)	US$	—	4.205	1	2
	G	2,291	0.000992	2	5
Other liabilities
Deferred revenue on sale of capacity	US$	26	4.205	111	110
Asset retirement obligation	G	2,822	0.000992	3	3
Others	G	5,890	0.000992	6	2

Total liabilities				$1,514	$1,885

	09.30.11			12.31.10
	Amount of foreign currency (i)		Amount in local currency	Amount of foreign currency	Amount in local currency
Net positions	US$	(82)	(354)	(219)	(863)
Net assets (liabilities)	G	(184,154)	(182)	(219,789)	(194)
	EURO	(11)	(61)	(12)	(64)
	SDR	2	13	1	8
	$U	2	1	9	2

			(583)		(1,111)

(iii)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.

(iv)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(h) Expenses

	Expenses			Nine-month period ended September 30, 2011
	Cost of services	General and administrative	Selling
Salaries and social security	$759	$281	$720	$1,760
Depreciation of fixed assets	946	46	143	1,135
Amortization of intangible assets	12	—	1	13
Turnover tax	593	—	—	593
Taxes with the Regulatory Authority	304	—	—	304
Other taxes	252	2	4	258
Maintenance, materials and supplies	489	39	95	623
Bad debt expense	—	—	125	125
Interconnection costs	142	—	—	142
Cost of international outbound calls	103	—	—	103
Lease of circuits	119	—	—	119
Fees for services (a)	123	73	427	623
Advertising	—	—	387	387
Agent commissions	—	—	710	710
Distribution of prepaid cards commissions	—	—	333	333
Other commissions	—	—	210	210
Roaming	179	—	—	179
Charges for TLRD	548	—	—	548
Cost of voice, Internet and data equipments	56	—	—	56
Transportation, freight and travel expenses	26	10	169	205
Energy, water and others	105	3	8	116
Rental expense	76	22	27	125
International and satellite connectivity	78	—	—	78
Others	152	5	14	171

Total	$5,062	$481	$3,373	$8,916

	Expenses			Nine-month period ended September 30, 2010
	Cost of services	General and administrative	Selling
Salaries and social security	$581	$219	$542	$1,342
Depreciation of fixed assets	802	34	110	946
Amortization of intangible assets	13	—	1	14
Turnover tax	469	—	—	469
Taxes with the Regulatory Authority	236	—	—	236
Other taxes	185	2	6	193
Maintenance, materials and supplies	404	31	72	507
Bad debt expense	—	—	87	87
Interconnection costs	145	—	—	145
Cost of international outbound calls	99	—	—	99
Lease of circuits	107	—	—	107
Fees for services (a)	98	47	304	449
Advertising	—	—	294	294
Agent commissions	—	—	493	493
Distribution of prepaid cards commissions	—	—	240	240
Other commissions	—	—	167	167
Roaming	149	—	—	149
Charges for TLRD	517	—	—	517
Cost of voice, Internet and data equipments	33	—	—	33
Transportation, freight and travel expenses	19	7	146	172
Energy, water and others	89	3	6	98
Rental expense	67	19	22	108
International and satellite connectivity	73	—	—	73
Others	132	3	11	146

Total	$4,218	$365	$2,501	$7,084

(a)	Includes $9 and $7 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees, as of September 30, 2011 and 2010, respectively.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	452		—	(a) 107	—		—	—	—

Not due
Fourth quarter 2011	2,082	1,030		172	2,861	7		196	393	33
First quarter 2012	—	20		25	14	4		178	1	21
Second quarter 2012	—	10		27	—	4		74	563	12
Third quarter 2012	—	6		22	—	3		13	1	11
October 2012 thru September 2013	—	11		51	5	32		43	3	23
October 2013 thru September 2014	—	11		15	—	63		32	2	16
October 2014 and thereafter	—	5		39	—	33		59	9	115
Not date due established	1	—		—	—	—		—	7	50

Total not due	2,083	1,093		351	2,880	146		595	979	281

Total	2,083	1,545		351	2,987	146		595	979	281

Balances bearing interest	2,082	534		—	10	146		—	27	8
Balances not bearing interest	1	1,011		351	2,977	—		595	952	273

Total	2,083	1,545		351	2,987	146		595	979	281

Average annual interest rate (%)	9.54	(b	)	—	17.00	(c	)	—	9.00	6.00

(a)	At the date of issuance of these consolidated financial statements, $31 has been cancelled.

(b)	$55 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $123 bear 50% over the Banco de la Nación Argentina notes payable discount rate, $9 in financing plans bear 28%, $35 bear 8.3%, $48 bear 37% and $264 bear 28.48%.

(c)	See Note 8.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of September 30, 2011, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended September 30, 2011 and 2010. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2010 and 2009 on which we issued an unqualified opinion dated February 21, 2011, we report that:

a)	the consolidated financial statements of Telecom as of September 30, 2011 and 2010, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheet and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2010.

4.	Accounting principles generally accepted in Argentina vary in certain significant respects from International Financial Reporting Standards (“IFRS”) issued by the IASB. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1. of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporations Law and the Comisión Nacional de Valores;

b)	the financial statements of Telecom at September 30, 2011 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	We have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2011, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $38,230,877.79, none of which was due at that date.

Autonomous City of Buenos Aires

November 2, 2011

PRICE WATERHOUSE & CO. S.R.L.

by Alejandro P. Frechou (Partner)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF SEPTEMBER 30, 2011

(In millions of Argentine pesos or as expressly indicated)

1.       General considerations

Telecom Argentina reached a net income of $1,818 for the nine-month period ended September 30, 2011 (“9M11”), $509 or +39% when compared to the nine-month period of the previous year (“9M10”).

Operating income before depreciation and amortization reached $4,212 (+$930 or 28% vs. 9M10), 31% of Net sales. This growth was mainly fueled by the Mobile business and higher net sales in Internet in the Fixed telephony segment.

	$00,000	$00,000	$00,000
	Nine-month periods ended September 30,
	2011	2010	%
Net sales	13,386	10,484	28
Operating cost	(9,174)	(7,202)	27

Operating income before depreciation and amortization	4,212	3,282	28
Depreciation and amortization	(1,148)	(960)	20

Operating income	3,064	2,322	32
Financial results, net	110	(44)	n/a
Other expenses, net	(352)	(208)	69

Net income before income tax and noncontrolling interest	2,822	2,070	36
Income tax expense, net	(985)	(754)	31
Noncontrolling interest	(19)	(7)	171

Net income	1,818	1,309	39

Net income per share (in pesos)	1.85	1.33	39

2.       Company activities

•	Net sales

During 9M11, consolidated net sales increased by 28% (+$2,902 vs. 9M10) to $13,386, mainly fueled by the Broadband, data transmission and mobile businesses.

	$00,000	$00,000	$00,000
	Nine-month periods ended September 30,
	2011	2010	%
Voice	2,348	2,167	8
Internet	1,274	998	28
Data transmission	299	236	27

Fixed telephony	3,921	3,401	15

Mobile services – Personal	8,943	6,748	33
Mobile services – Núcleo	522	335	56

Mobile services	9,465	7,083	34

Total net sales	13,386	10,484	28

The evolution in Net sales by reportable segment was as follows:

Fixed Telephony

During 9M11, revenues generated by these services amounted to $3,921, $520 or +15% vs. 9M10, where in relative terms Internet revenues have grown the most (+$276 or 28% vs. 9M10), followed by voice services (+$181 or 8% vs. 9M10) and data transmission (+$63 or 27% vs. 9M10).

➢	Voice

Total revenues for this service reached $2,348 in 9M11 (+8% vs. 9M10). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 42% of net sales of the segment in 9M11 (vs. 45% in 9M10).

Monthly Charges and Supplementary Services increased by $46 or 7% vs. 9M10, to $704, as a consequence of a higher number of lines in service (+1%), which reached more than 4.1 million, and a 18% increase in supplementary services (mainly due to rising prices).

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony – together with the revenues generated by the subsidiary Telecom USA -) totaled $1,083, +$93 or 9% vs. 9M10, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 12% vs. 9M10, followed by DLD revenues (+9% vs. 9M10) and international telephony (+6% vs. 9M10).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Interconnection revenues amounted to $357 (+12% vs. 9M10), mainly due to an increase in the mobile interconnection price.

Other revenues reached $204 (+$3 or 1% vs. 9M10), mainly due to higher fixed telephony equipment sales (the “Aladino” model).

➢	Data transmission and Internet

Data transmission revenues amounted to $299 (+27% vs. 9M10), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services) and the contract signed with the Gobierno de la Ciudad de Buenos Aires to provide an integrated digital communications technology, which generated equipment sales amounting to $36.

Revenues related to Internet reached $1,274 (+$276 or 28% vs. 9M10) mainly due to the substantial expansion of the Broadband service (+13% of clients vs. 9M10), an increase in average prices and an improvement in the ARPU (amounted to $86 pesos in 9M11 vs. $75 pesos in 9M10).

As of September 30, 2011, Telecom Argentina reached 1,505,000 ADSL customers. These connections represent approximately 36% of Telecom Argentina’s fixed lines in service.

Data Transmission and Internet together have remained constant their contribution to net consolidated sales representing 12% participation, similar to 9M10 and representing 40% of fixed telephony segment revenues (vs. 36% in 9M10).

Mobile Services

In this quarter, consolidated clients have significantly increased reaching 19.9 million as of the end of September 2011, representing an increase of approximately 2 million since September 30, 2010 (+11% vs. 9M10). During 9M11, net sales reached $9,465 (+34% vs. 9M10).

➢	Personal in Argentina

As of September 30, 2011, Personal reached 17.8 million subscribers in Argentina (+1.8 million or +11% vs. 9M10) thus improving its market position.

Approximately 69% of the overall subscriber base is prepaid and 31% is postpaid (including “Cuentas claras” plans and Mobile Internet subscribers).

Personal continued with sustained growth in revenues (including handset sales) reaching $8,943 (+33% vs. 9M10), supported by the increase in the value-added services (“VAS”) revenues by 58% vs. 9M10 and an increase in the handsets sale (+44% vs. 9M10). Service revenues reached $7,904 (+31% vs. 9M10) where 47% of them correspond to VAS revenues (39% in 9M10). Also noteworthy is SMS traffic performance, which climbed from a monthly average of 4,449 million messages in 9M10 to 5,484 million in 9M11 (+23%).

As a consequence of the traffic increase and higher usage of VAS, Average Monthly Revenue per User (“ARPU”) increased to $50 pesos in 9M11 (vs. $43 pesos in 9M10).

➢	Personal in Paraguay

As of September 30, 2011, Núcleo’s subscriber base reached 2.1 million customers (+12% vs. 9M10). Prepaid and postpaid customers represented 84% and 16%, respectively in 9M11 (compared to 87% and 13%, respectively in 9M10).

Personal’s subsidiary in Paraguay generated revenues equivalent to $522 during 9M11 (+56% vs. 9M10) due to the increase in the subscriber base, rise of the ARPU and the appreciation of the Paraguayan currency respect to the peso (approximately $74 or +22%). The ARPU reached to $26 pesos per month in 9M11 (vs. $19 pesos per month in 9M10).

•	Operating costs

Consolidated operating costs totaled $10,322 in 9M11, which represents an increase of $2,160 or +26% vs. 9M10. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses and inflationary effects on the cost structure of the Group in Argentina and the appreciation of the Paraguayan currency respect to the peso (approximately $67).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	$00,000	$00,000	$00,000
	Nine-month periods ended September 30,
	2011	2010	%
Salaries and social security	(1,760)	(1,342)	31
Taxes	(1,155)	(898)	29
Maintenance, materials and supplies	(623)	(507)	23
Bad debt expense	(125)	(87)	44
Interconnection costs	(142)	(145)	(2)
Cost of international outbound calls	(103)	(99)	4
Lease of circuits	(119)	(107)	11
Fees for services	(623)	(449)	39
Advertising	(387)	(294)	32
Agent commissions	(710)	(493)	44
Distribution of prepaid cards commissions	(333)	(240)	39
Other commissions	(210)	(167)	26
Roaming	(179)	(149)	20
Charges for TLRD	(548)	(517)	6
Cost of equipments and handsets	(1,462)	(1,111)	32
Others	(695)	(597)	16

Subtotal	(9,174)	(7,202)	27
Depreciation of fixed assets	(1,135)	(946)	20
Amortization of intangibles assets	(13)	(14)	(7)

Operating costs	(10,322)	(8,162)	26

The cost breakdown is as follows:

• Salaries and Social Security Contributions totaled $1,760(+31% vs. 9M10), affected by increases in salaries agreed by Telecom Argentina with various trade unions for the unionized employees and also to non-unionized employees, together with related social security charges With a total headcount of 16,237 at the end of 9M11 (+5% vs. 9M10), lines in service per employee reached 372 in the Fixed telephony segment (+1% vs. 9M10) and 3,873 in the mobile segment (-3% vs. 9M10).

• Taxes (including fees with the Regulatory Authority and municipal taxes) reached $1,155 (+29% vs. 9M10), influenced mainly by higher average rates in turnover taxes and higher municipal taxes and bank debits and credits taxes.

• Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,091 (+$74 or 7% vs. 9M10) mainly due to higher volume of traffic, new site operating leases contracts and an increase in the mobile interconnection price.

• Agent, distribution of prepaid cards and other commissions were $1,253 (+39% vs. 9M10), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges and collections.

• Fees for services amounted to $623 (+39% vs. 9M10), mainly due to higher costs from the Call Centers in the mobile segment generated by higher requirements to them and higher tariffs recognized to suppliers.

• Advertising amounted to $387 (+32% vs. 9M10), oriented towards supporting the commercial activity in mobile services ($276, +$82 or 42% vs. 9M10) and Fixed Telephony ($111, +$11 or 11% vs. 9M10) and to strengthen the brand position of the Telecom Group.

• Cost of equipments and handsets totaled $1,462 (+32% vs. 9M10) due to an increase in the number of handsets sold (+16% vs. 9M10), especially high-end handsets to boost VAS and higher average unit cost of sales (+12% vs. 9M10). Also includes the cost of the contract signed with the Gobierno de la Ciudad de Buenos Aires amounting to $24.

• Bad debt expense reached $125 (+$38 vs. 9M10), representing less than 1% of the consolidated net revenues in both periods.

• Depreciation of Fixed and Intangible Assets reached $1,148 (+20% vs. 9M10). Fixed telephony totaled $553 (+6% vs. 9M10) and Mobile telephony totaled $595 (+36% vs. 9M10), mainly due to higher investment in fixed assets in Mobile network access, Transmission Equipment and Computer Equipment in both segments.

• Other costs totaled $1,318 (+19% vs. 9M10). The increase was due to the inflationary effect on related services, especially in Maintenance, materials and suppliers and Transportation, freight and travel expenses in the operations in Argentina.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $4,212 (+$930 or 28% vs. 9M10). The margin remained stable, representing 31% of consolidated net sales in both periods.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Operating income

Operating income increased 32% (+$742 vs. 9M10), amounting to $3,064, representing 23% of the consolidated net revenues in 9M11 (vs. 22% in 9M10).

•	Financial results, net

Financial results, net resulted in a net gain of $110, an improvement of $154 vs. 9M10. This was mainly due to minor losses registered in net foreign currency exchange differences (+$82 vs. 9M10) and higher financial interest (+$70 vs. 9M10), due to the higher return on the Telecom Group’s net financial assets.

•	Net financial asset

As of September 30, 2011, Net financial assets (Cash and Cash Equivalents minus loans) amounted to $2,025, an improvement of $801 as compared to December 2010 (totalized $1,224) due to the strong cash flow generation that offset the cash dividends payment paid on April 2011 by Telecom Argentina amounting to $915.

The Fixed telephony segment has net financial assets of $711 and the Mobile segment has net financial assets of $1,314.

•	Capital expenditures

During 9M11, the Telecom Group invested $1,421 in fixed and intangible assets (+21% vs. 9M10), of which $888 or 62% were allocated to Fixed Telephony segment (49% in 9M10) and $533 or 38% to the Mobile segment (51% in 9M10). In relative terms, capex reached 11% of the consolidated sales of 9M11 (similar to 9M10), and were mainly for the Mobile network access Transmission equipment and Computer equipment.

Main capex projects are related to the expansion of broadband services to improve transmission and speed available to the clients; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile clients.

•	IFRS’ Implementation Plan progress

In accordance with RG 562/09, the Company developed an Implementation Plan for the adoption of IFRS in Telecom Argentina and its subsidiaries. Such Plan was approved by the Board of Directors on March 16, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and RG 576/10, and addresses the presentation of IFRS financial statements as “additional information” to the consolidated financial statements in order to facilitate the understanding of the effects of the new standards on Telecom Group’s income and equity.

The management of the Company, in accordance with RG 576/10, issued the first full financial statements under IFRS on the occasion of submitting on June 29, 2011 the Form 20-F to the SEC for the fiscal year ended December 31, 2010. With this presentation, the Company has been released from the duty to submit a reconciliation note on the shareholders’ equity and net income under Argentine GAAP and the US GAAP.

At the date of issuance of this operating and financial review, the Company is making progress in the Implementation Plan in accordance with the scheduled dates and the IFRS’ Project Leader has not identified any circumstances which may require the modification of the Plan or indicate deviations in the fulfillment of its objectives. After the issuance of the Company’s first financial statements in accordance with IFRS as “additional information” to the financial statements prepared in accordance with Argentine GAAP, the efforts of the Management for this year are targeted to complete the adjustments of the Telecom Group’s systems and accounting procedures in order to adopt IFRS for the purposes of corporate reporting as well as to provide a wide diffusion of the adoption of IFRS to the Group’s staff in order to be aware of the effects of these new accounting principles on the operations planning and management.

Although adoption of IFRS is mandatory for the Company effective January 1, 2012, the management of the Company, with the assistance of its independent auditors, has finalized the diagnostic of the main valuation differences between Argentine GAAP and IFRS for the Telecom Group. A summary of the main qualitative and quantitative impacts on shareholders’ equity and net income, resulting from the adoption of IFRS, is included in Note 14 to the consolidated financial statements as of September 30, 2011.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Closing prices of Class “B” Shares of the Company

Month	2007	2008	2009	2010	2011
January	12.75	12.80	5.86	12.90	21.15
February	13.00	14.50	5.45	12.75	19.90
March	13.05	13.50	5.97	14.60	21.15
April	13.80	11.25	6.80	15.35	19.40
May	17.20	12.15	6.78	13.35	21.20
June	15.25	9.35	10.00	13.00	22.10
July	13.75	8.33	10.45	14.40	21.45
August	16.50	8.24	11.70	15.00	20.65
September	15.65	7.98	12.20	17.00	17.70
October	15.25	4.40	12.90	18.65	20.00
November	16.80	5.80	12.40	19.50
December	14.30	6.00	12.65	20.00

Annual increase (decrease)	20%	(58%)	111%	58%	—

MERVAL Annual increase (decrease)	3%	(50%)	115%	52%	—

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2011:
March 31,	4,131	1,342	980	41	628
June 30,	4,485	1,360	983	15	588
September 30,	4,770	1,510	1,101	54	602

	13,386	4,212	3,064	110	1,818

Year 2010:
March 31,	3,249	1,064	763	(57)	411
June 30,	3,468	1,100	776	11	454
September 30,	3,767	1,118	783	2	444
December 31,	4,195	1,273	879	10	512

	14,679	4,555	3,201	(34)	1,821

3.     Summary comparative consolidated balance sheets

	As of September 30,
	2011	2010	2009	2008	2007
Current assets	4,490	3,633	3,702	2,682	2,467
Non current assets	8,672	7,832	7,328	6,976	6,809

Total assets	13,162	11,465	11,030	9,658	9,276

Current liabilities	4,617	4,689	4,262	3,229	2,984
Non current liabilities	1,190	985	1,665	2,440	3,478

Total liabilities	5,807	5,674	5,927	5,669	6,462

Noncontrolling interest	168	99	79	88	66
Shareholders’ equity	7,187	5,692	5,024	3,901	2,748

Total liabilities, noncontrolling interest and Shareholders’ equity	13,162	11,465	11,030	9,658	9,276

4.     Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2011	2010	2009	2008	2007
Net sales	13,386	10,484	8,861	7,789	6,515
Operating costs	(10,322)	(8,162)	(6,826)	(6,249)	(5,314)

Operating income	3,064	2,322	2,035	1,540	1,201
Gain on equity investees	—	—	13	—	—
Financial results, net	110	(44)	(317)	(112)	(323)
Other expenses, net	(352)	(208)	(157)	(141)	(76)

Net income before income tax and noncontrolling interest	2,822	2,070	1,574	1,287	802
Income tax expense, net	(985)	(754)	(560)	(446)	(275)
Noncontrolling interest	(19)	(7)	(8)	(10)	(15)

Net income from continuing operations	1,818	1,309	1,006	831	512
Gain from discontinued operations	—	—	—	—	102

Net income	1,818	1,309	1,006	831	614

Net income per share (in pesos)	1.85	1.33	1.02	0.84	0.62

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5.	Statistical data (in physical units)

•	Fixed Telephony

Voice and data services

September 30,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,801,601	(1,899)	3,835,435	1,052	3,850,879	1,352	3,848,403	1,390	3,879,152	888
NGN lines	973,986	50,638	820,882	44,062	678,420	44,208	458,100	65,160	120,300	25,700

Installed lines (a)	4,775,587	48,739	4,656,317	45,114	4,529,299	45,560	4,306,503	66,550	3,999,452	26,588
Lines in service (b)	4,131,567	12,984	4,086,777	21,197	4,043,997	18,115	3,985,752	31,061	3,886,460	20,094
Customers lines (c)	4,047,268	14,100	3,997,973	22,956	3,950,167	16,687	3,889,794	33,588	3,779,826	22,147
Public phones installed	40,612	(1,658)	45,636	(1,385)	51,643	(2,060)	61,241	(2,918)	75,113	(3,092)
Lines in service per 100 inhabitants (d)	20.8	0.1	20.7	0.1	20.7	0.1	20.5	0.1	20.2	0.1
Lines in service per employee (e)	372	—	370	2	361	1	347	4	340	3

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of September 30, 2011, Telecom Argentina considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.

(c)	The number of clients is measured in relation to the physical occupation of network resources.

(d)	Corresponding to the Northern Region of Argentina.

(e)	Defined as lines in service / number of actual employees.

Internet

September 30,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,505,000	48,000	1,330,000	56,000	1,170,000	60,000	964,000	74,000	664,000	74,000
Dial Up subscribers	41,000	(6,000)	49,000	(1,000)	57,000	(2,000)	68,000	(3,000)	80,000	1,000

Total subscribers	1,546,000	42,000	1,379,000	55,000	1,227,000	58,000	1,032,000	71,000	744,000	75,000

•	Mobile services

Personal

September 30,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	2,526,000	146,000	1,985,000	115,000	1,641,000	65,000	1,351,000	82,000	1,013,000	88,000
“Cuentas claras” plans	2,978,000	91,000	2,767,000	30,000	2,723,000	(51,000)	2,691,000	108,000	2,319,000	56,000
Prepaid subscribers	12,282,000	157,000	11,236,000	509,000	9,630,000	394,000	7,899,000	372,000	6,829,000	136,000

Total subscribers	17,786,000	394,000	15,988,000	654,000	13,994,000	408,000	11,941,000	562,000	10,161,000	280,000

Lines per employee	3,779	—	3,958	—	3,740	—	3,272	—	3,101	—

Núcleo

September 30,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	118,000	15,000	61,000	11,000	32,000	5,000	25,000	1,000	22,000	—
“Plan control” plans	213,000	6,000	180,000	10,000	149,000	1,000	146,000	3,000	133,000	(1,000)
Prepaid subscribers	1,739,000	74,000	1,604,000	—	1,591,000	11,000	1,634,000	67,000	1,344,000	98,000

Subtotal cellular	2,070,000	95,000	1,845,000	21,000	1,772,000	17,000	1,805,000	71,000	1,499,000	97,000
Internet subscribers	8,000	(1,000)	10,000	(1,000)	12,000	(1,000)	13,000	1,000	5,000	2,000

Total subscribers	2,078,000	94,000	1,855,000	20,000	1,784,000	16,000	1,818,000	72,000	1,504,000	99,000

Lines per employee (**)	4,917	—	4,446	—	4,209	—	4,178	—	3,552	—

(*)	Includes mobile Internet subscribers.

(**)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

September 30,	2011	2010	2009	2008	2007
Liquidity (1)	0.97	0.77	0.87	0.83	0.83
Solvency (2)	1.27	1.02	0.86	0.70	0.44
Locked up capital (3)	0.66	0.68	0.66	0.72	0.73

(1)	Current assets/Current liabilities.

(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.

(3)	Non current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7.	Outlook

During 9M11, the Telecom Group will continue with its strategy of increasing the subscriber base, the average consumption per customer and, as a consequence, net sales in all the business segments, as a result of investments in its network, so as to provide the current and future customers with better and new services. In relation to the services provided, the Telecom Group’s companies continued to work on their objective to be the leaders in innovation, by launching various services and products based upon state-of-art technology.

Prospects of growth in fixed telephony will continue in line with the evolution experienced in recent years as a result of market maturity and international industry trends. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts, including small and medium size enterprises and large accounts. The comprehensive offer of fixed telephony, data transmission, mobile and datacenter services enables the Company to be a strategic supplier of telecommunication and associated services for those corporate customers who decide to select it as their operator. Adding new Value Added Services continue to be one of the permanent business priorities in FY11, where in the 3Q Telecom Argentina launched Arnet Play, a service that will allow the customers to watch a wide variety of audiovisual contents in their TVs and computers at home.

The Mobile telephony subscriber base will continue to expand in FY11, though at more moderate rates than those of recent years, and in sectors where services such as Mobile Internet continue to gain further presence. However, Personal’s presence in the Argentine market enables to anticipate further growth in market share, number of customers and revenue for the mobile industry, as it occurred in FY10. Personal will continue with its strategy of acquiring and promoting loyalty of high value customers, by stimulating consumption with the launching of new products and services, so that it is not only able to make its present customers loyal, but also be the preferred brand in the mobile industry in Argentina, through Personal.

One of the sources of revenue growth will continue to be the greater relative weight of revenue from Value Added Services on total sales in this segment (in 9M11 they involve about 47% of Personal’s sales of services). It is also expected that Mobile Internet offer will enhance its commercial growth as the deployment of its third generation network enables to increase data transmission speed and the areas where the services are provided. With the addition of Mobile Number Portability since the beginning of 2012, it will be seen an intense competition, and all operators will carry on loyalty action to keep their best customers. Personal is adapting its technological infrastructure to increase portability, and is not only ready to enhance loyalty of its customers, but also to benefit from the opportunities afforded by the new regulations.

In order to provide the customers with newer and better services, the Telecom Group shall continue with its investment plans using its investments to accompany Broadband growth and new value-added initiatives in the Fixed telephony segment, providing infrastructure to mobile operators, and streamlining its commercial and customer service systems as well as to expand its coverage in 3G technology and bandwidth for mobile data transmission.

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation.

The strategy implemented by the Management of the Telecom Group introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2011

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
September’10	17.45	13.00	14.6
December’10	20.80	17.05	14.2
March’11	21.95	19.30	15.7
June’11	22.25	18.90	10.2
September’11	22.70	17.15	11.1

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in millions)
September’10	22.09	16.31	10.6
December’10	25.78	21.58	15.3
March’11	26.92	22.96	12.1
June’11	26.06	22.19	10.6
September’11	26.68	18.50	14.6

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

277 Park Avenue, 39th Floor

New York 10172

USA

Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 1-212-622-9227

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 15, 2011	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman of the Board of Directors